KFORCE℠

TOGETHER
TOWARD
TOMORROW

ANNUAL REPORT 2024



Kforce is a solutions firm specializing in technology, finance and accounting, and professional staffing services. Our KNOWLEDGEforce® empowers top companies to achieve their digital transformation goals. We curate teams of technical experts who deliver solutions custom-tailored to each client's needs. These scalable, flexible outcomes are shaped by deep market knowledge, thought leadership and our multi-industry expertise.

Our integrated approach is rooted in 60 years of proven success deploying highly skilled professionals on a temporary and direct-hire basis. Each year, approximately 18,000 talented experts work with the Fortune 500 and other leading companies. Together, we deliver **Great Results Through Strategic Partnership and Knowledge Sharing**®.



To our fellow shareholders, clients, consultants and employees:

We have been operating in an uncertain macro environment since the Federal Reserve began rapidly raising interest rates to address persistent inflationary pressures in March 2022. Since then, the U.S. economy has continued to defy broad-based recession expectations due to a strong labor market primarily in government, healthcare and construction, as well as continued strong consumer spending. The prolonged period of uncertainty has resulted in our clients continuing to exercise a degree of restraint in the level of their technology investments.

Operating trends in our Technology business stabilized early in 2024 and have remained stable throughout the year. We are extremely proud of how our teams have operated in this relatively subdued environment as evidenced by our industry-leading performance in our Technology business yet again in 2024.

Our teams have continued to persevere and make the necessary adjustments within our business to maintain high levels of performance and significantly advance our strategic priorities, which we believe will provide a great foundation moving forward to return higher levels of profitability as revenues inflect.

We believe that a meaningful by-product of the restraint that our clients have been exercising in anticipation of a recession, which hasn't materialized, is an increasingly strong backlog of strategically imperative technology investments. Conversations with our clients post-election and the preponderance of economic views suggest to us that the operating environment, as we move through 2025, may improve as clients generally gain increased confidence in the U.S. economy. We believe we are ideally positioned to capture this demand, should it improve, and continue capturing additional market share.

Full Year 2024 Financial Highlights

- Revenue for the year ended December 31, 2024, was $1.41 billion compared to $1.53 billion for the year ended December 31, 2023.

- Technology revenue of $1.29 billion decreased 6.6% year over year (7.4% on a billing day basis) and now represents 92% of total Firm revenues.

- Operating margins were 5.0% for the year ended December 31, 2024, which decreased 70 basis points year over year.

- Diluted earnings per share for the year ended December 31, 2024, were $2.68 per share, a decrease of 14.4% year over year.

- We returned nearly $65 million of capital to our shareholders through share repurchases and dividends during the year ended December 31, 2024, which represented approximately 75% of operating cash flows.

Our Board of Directors (the "Board") approved an increase in our dividend, representing the sixth consecutive annual increase, beginning with our first quarter 2025 dividend.

OUR SERVICE LINES

Technology (92% of Revenue)

Our decision to grow our business organically with a consistent, refined business model tailored to providing highly skilled technology talent solutions to world-class companies in the domestic market has been critical to our success over many years.

From a performance standpoint, our overall Technology business declined by approximately 7% in 2024 on a year-over-year basis, due to the impact of the persistent macro uncertainties on the level of technology investments being made by our clients. Following unprecedented levels of growth that exceeded 40% across the two-year period from 2021 and 2022, Technology revenues have declined in 2023 and 2024. Demand within our Technology business stabilized in early 2024 and remained stable throughout the year. Our current KPIs and conversations with our clients suggest a slightly more optimistic, but still relatively stable, demand environment as we move into 2025.

Our technology service offering has evolved over the years beyond traditional staffing assignments to include more consulting-oriented engagements based on the demand we are experiencing from our clients. Clients continue to prioritize efficient access to highly skilled talent and see our services as a cost-effective solution to meet their technology project requirements leveraging our superior delivery capability. The demand for this consulting-oriented offering continued to contribute positively to the results of our Technology business inclusive of the stability we have seen for more than two years in our $90 average bill rate and our Flex margin spreads.

Our clients remain focused on critical technology initiatives across our digital, cloud, data and AI, application engineering practices. Our core competency is sourcing quality talent, at scale, for our clients as demand for various skillsets change and evolve. We expect this to continue as clients increasingly look to us to provide data and digital resources to support their data requirements, integration work and cloud migration activities that are at the front end of their AI investments. As technology has evolved over the decades, we have efficiently evolved with the changing skillset demands of our clients.

Our client portfolio is diverse and is mostly comprised of large, market-leading companies across virtually every industry. This portfolio focus continues to be critical in our ability to drive sustainable, long-term above-market performance.

While the political uncertainty has been resolved with President Trump and his administration taking office in January 2025, the impacts from potential policy changes is unclear. In addition, the prospects for further Fed rate cuts in 2025 appear less certain with inflation indicators proving a bit stickier and continued strength in the labor markets. We believe that clients will begin to incrementally invest in technology initiatives as they gain additional confidence in the U.S. economy.

Our teams made significant progress in our integrated strategy efforts to capitalize on the strong relationships we have with world-class companies by utilizing our existing sales team members, recruiters, and consultants to deliver on higher value engagements that effectively and cost efficiently address our clients' challenges. In addition, our teams were hard at work in 2024 establishing a development center in Pune, India, which was fully operational in January 2025. We believe this facility puts Kforce in a strong position to compete on client opportunities that we were precluded from bidding on in the past.

We head into 2025 ideally positioned to capture additional market share should demand improve and continue delivering above-market performance as we have for well over a decade.

Finance and Accounting

Our FA business, which represents 8% of total revenues, declined approximately 24% year over year driven by the impact of business we are strategically no longer supporting due to our repositioning efforts combined with a more challenging macro-environment. Our average bill rate of approximately $51 per hour has been relatively stable over the past year and is reflective of the higher skilled areas we are pursuing that are more synergistic with our Technology service offering.

We took additional steps in 2024 to provide our teams increased focus over both our Technology and FA business and are well positioned heading into 2025.

POSITIONING KFORCE FOR THE FUTURE

We continue to make the necessary adjustments within the business to maintain high levels of performance, while also maintaining elevated investments on critical initiatives. This provides a great foundation moving forward to return higher levels of profitability as revenues inflect. We have made tremendous progress related to the implementation of Workday as our future state enterprise cloud application for HCM and financials, along with the evolution of our nearshore and offshore delivery capabilities with the opening of our India Development Center in January 2025. These developments represent the ongoing integration of all of the Firm's capabilities across the full spectrum of our service offerings as One Kforce. Each of these strategic initiatives are transformational in nature and will be a meaningful contributor to us meeting our longer-term financial objective of generating greater operating margins when we return to $1.7 billion in annual revenue along with our standing goal of at least 10% operating margins at $2.1 billion in annual revenue.

AS WE LOOK AHEAD TO 2025

As has been the case for the last several years, AI continues to dominate the headlines, including DeepSeek's AI advancements and the announcement of the Stargate venture to build new data centers in the U.S. to provide more computing power to OpenAI to develop and train their models. As we have previously articulated, over the long term, we believe that AI and other innovative technologies will continue to play an increasing role in powering businesses. We expect their impact will follow the historic Jevons Paradox pattern, where improved efficiency ultimately drives greater demand for, rather than replacement of, technology resources, and that the pace of change will continue to accelerate.

The strength of the secular drivers of demand in technology accelerated significantly coming out of the Dot Com Recession with the foundational internet work by all companies and the Great Recession, with advancements in mobility, cloud computing, among many others, and the 2020 Pandemic, with further digitalization of businesses and the continued headlines around GenAI technologies. I have seen a lot of economic cycles in my 35 plus years in this business, and each one behaves a bit differently. What remains clear to us though is that the broad and strategic uses of technology, including AI technologies, will continue to evolve and play an increasingly instrumental role in powering businesses, and that access to highly skilled and scarce technology talent to drive this evolution will remain critical.

We continue to make adjustments to associate levels based upon productivity expectations. We will remain focused on retaining our most productive associates and making targeted investments in the business to ensure that we are well prepared to capitalize on the market demand when it accelerates.

We are fortunate to have one of the most recognized brands in the market for providing technology talent solutions. Our reputation has been established over our 60 plus year operating history, and we continue to carry the highest overall Glassdoor rating within our peer group. Regardless of the ultimate environment, we enter 2025 well positioned to take additional market share and continue laying the foundation to generate significant long-term returns for our shareholders.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our 2024 Sustainability Report, published in February 2025, outlines the progress we made in our ESG efforts last year. We continue to make progress in reducing our environmental footprint, fostering a diverse and inclusive workplace and upholding the highest standards of governance. We continuously refine these initiatives to ensure they remain effective and impactful.

Investing in our people remains a top priority. We created a more holistic view of employee sentiment by increasing ongoing feedback opportunities and expanded our leadership development program to include a series featuring our board members. We furthered our strong corporate governance practices by establishing an ESG Committee to oversee our collective efforts and engaged a third party to review and validate the progress of our cybersecurity and data privacy program. We stayed focused on making sound decisions for the Firm that contributed to our goal of lowering our greenhouse gas (GHG) emissions. We further reduced our GHG emissions in 2024 by 11% versus 2023 levels and, in total, have reduced our GHG emissions by approximately 60% compared to our 2019 baseline.

The path to sustainability is a continuous one. We will continue to listen, learn and adapt as we navigate the complexities of the ESG landscape.

STEWARDSHIP

Our core values of compassion, unity and fun support our culture of stewardship. We are passionate about leaving a lasting, positive impact on the world. Under our guiding principle, Empowering People Through Knowledge Sharing®, we focus on programs that help people develop skills, gain knowledge and pursue meaningful careers.

Our employees lead the way in our community engagement efforts. Their passion for education, community development and human services guides our community engagement strategy. We bring a unified approach to philanthropy by partnering with four corporate-sponsored charities: Best Buddies Tampa Bay, Feeding Tampa Bay, Junior Achievement Tampa Bay and Special Operations Warrior Foundation, but also encourage our people to support causes and organizations they are passionate about.

Our most significant 2024 activity was the support of disaster relief efforts after Hurricanes Helene and Milton devastated Tampa Bay (where our headquarters is located) and surrounding areas, western North Carolina and other parts of the coast. We placed special emphasis on aiding those impacted by, among other support, donating 1.6 million meals and hosting a "warehouse takeover" at Feeding Tampa Bay. Additional donations were made to MANNA Food Bank in North Carolina, Hope Children's Home and other charities.

IN SUMMARY

We have built a solid foundation at Kforce to advance our Mission *Uniting professionals to achieve success through lasting personal relationships®* and Vision *To have a meaningful impact on all the lives we serve®*.

I want to reiterate how proud I am of the performance and resiliency of our collective Kforce team through their daily actions while living out our tagline *We Love What We Do. We Love Who We Serve®*. Together, we fought through a challenging operating environment, made some difficult decisions and met each challenge. We are blessed to have a tenured Executive Leadership team that has been through multiple economic cycles together and can quickly adjust to changing market conditions. We will continue to invest in our strategic priorities that will help drive long-term growth and achieve our longer-term financial objective of attaining double-digit operating margins. We enter 2025 well positioned to capture additional market share and continue creating significant long-term returns for our shareholders.

Joseph J. Liberatore
President and Chief Executive Officer



OUR CLIENT

PORTFOLIO

IS DIVERSE AND

IS MOSTLY

COMPRISED

OF LARGE,

MARKET-

LEADING

COMPANIES

ACROSS

VIRTUALLY

EVERY

INDUSTRY.



FROM STRATEGY

THROUGH

IMPLEMENTATION,

WE PROVIDE

THE KNOWLEDGE

AND LEADERSHIP

OUR CLIENTS

RELY ON TO

ACCELERATE

THEIR BUSINESS.

TECHNOLOGY

Kforce is a leading technology staffing and solutions firm in the U.S. with a proven history of evolving to meet our customers' needs. We provide the right professionals, teams and methodologies to deliver great results. Our experts help our clients seize opportunities and solve their greatest challenges.

Our four areas of focus are:

- **APPLICATION ENGINEERING**
  We create and deploy comprehensive full-stack solutions across the entire digital ecosystem, including software, web and mobile development, to enhance user experience and deliver impactful outcomes.

- **CLOUD**
  We empower our clients with cloud-native solutions customized to the right platform for their journey and fast-track their use of cloud computing.

- **DATA AND AI**
  We serve our clients throughout the full data lifecycle: from describing past performance and understanding current progress to predicting future outcomes and prescribing next steps to improve efficiency and grow revenue.

- **DIGITAL**
  We take a human-centered, design-inspired approach to craft simple, personalized and differentiating digital solutions that drive revenue growth, brand loyalty and customer satisfaction.

Our **CONSULTING SOLUTIONS** team helps companies achieve their vision through digital transformation and modernization. We do so by combining our deep technical expertise in core practice areas with a multi-industry focus, including technology, financial services, insurance, telecommunications, healthcare, retail and energy. From strategy through implementation, we provide the knowledge and leadership our clients rely on to accelerate their business.

FINANCE AND ACCOUNTING

As a top provider of finance and accounting services in the U.S., we provide highly skilled analytics and decision support in the following areas:

- **STRATEGIC**
  We support senior-level decision making, ranging from financial, risk, and mergers and acquisitions to business intelligence and data science.

- **OPERATIONAL AND TECHNICAL**
  We execute day-to-day accounting and staffing analysis, such as directing, controlling and planning.

- **TRANSACTIONAL**
  We perform essential functions, including accounts receivable, accounts payable and payroll.



KFRC

2,000%

1,500%

1,000%

500%

RUSSELL 2000

Kforce TSR vs. Russell 2000 Index stock performance from 8/15/95 (IPO) to 12/31/24

Our total shareholder return (TSR) since going public in August 1995 has been approximately 2,000%, roughly 3.1 times greater than the Russell 2000 over the same period.

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto ("Consolidated Financial Statements") incorporated into this Annual Report.

Years Ended December 31,	2024	2023	2022	2021	2020
(In thousands, except per share amounts)					
Revenue	$ 1,405,308	$1,531,756	$1,710,765	$1,579,922	$1,397,700
Gross profit	385,445	427,066	501,107	456,864	396,224
Selling, general and administrative expenses	309,802	334,933	379,815	345,721	310,713
Depreciation and amortization	5,922	5,012	4,427	4,500	5,255
Other expense, net	2,097	1,871	14,423	7,376	5,044
Income from continuing operations, before income taxes	67,624	85,250	102,442	99,267	75,212
Income tax expense	17,210	24,175	27,011	24,090	19,173
Income from continuing operations	50,414	61,075	75,431	75,177	56,039
Income from discontinued operations, net of tax	—	—	—	—	—
Net income	$ 50,414	$ 61,075	$ 75,431	$ 75,177	$ 56,039
Earnings per share — basic, continuing operations	$2.71	$3.18	$3.76	$3.65	$2.67
Earnings per share — diluted, continuing operations	$2.68	$3.13	$3.68	$3.54	$2.62
Weighted average shares outstanding — basic	18,574	19,188	20,054	20,579	20,983
Weighted average shares outstanding — diluted	18,811	19,507	20,503	21,212	21,395
Dividends declared per share	$1.52	$1.44	$1.20	$0.98	$0.80

As of December 31,	2024	2023	2022	2021	2020
(In thousands)					
Cash and cash equivalents	$ 349	$ 119	$ 121	$ 96,989	$ 103,486
Working capital	$ 112,949	$ 141,484	$ 146,327	$ 211,680	$ 230,726
Total assets	$ 357,834	$ 357,979	$ 392,004	$ 503,401	$ 479,049
Total outstanding borrowings on credit facility	$ 32,700	$ 41,600	$ 25,600	$ 100,000	$ 100,000
Total long-term liabilities	$ 90,759	$ 95,924	$ 78,373	$ 154,564	$ 190,948
Stockholders' equity	$ 154,618	$ 159,080	$ 182,198	$ 188,406	$ 179,935

STOCK PRICE PERFORMANCE

The following graph compares the cumulative five-year total return on our common stock, the New York Stock Exchange and our Peer Group using the value of an investment of $100 on December 31, 2019 with dividends fully reinvested. All returns are weighted based on market capitalization at the end of each discrete measurement period. Historical stock prices of our common stock are not necessarily indicative of future stock price performance.



Index	2019	2020	2021	2022	2023	2024
Kforce Inc.	100.0	108.5	197.0	146.4	184.7	158.7
New York Stock Exchange	100.0	104.4	123.4	109.1	121.1	137.3
2024 Peer Group	100.0	98.4	143.9	113.7	135.1	128.6
2023 Peer Group	100.0	98.7	151.6	115.6	134.9	119.7

The Compensation Committee ("Committee") reviews the composition of the peer group on an annual basis with the assistance of Pay Governance. Consistent with the recommendation of Pay Governance, the Committee approved the removal of Perficient Inc. from our peer group going forward following its acquisition in October 2024.

Our 2024 Peer Group consisted of the following companies:

ASGN Incorporated	Huron Consulting Group Inc.	Perficient, Inc.
Barrett Business Services, Inc.	ICF International, Inc.	Resources Connection, Inc.
CBIZ, Inc.	Kelly Services, Inc.	Robert Half International Inc.
The Hackett Group, Inc.	Korn Ferry	True Blue, Inc.
Heidrick & Struggles International Inc.	ManpowerGroup, Inc.	

The Committee uses a peer group of companies as a source for executive compensation benchmarking data and comparisons to Kforce's executive compensation levels; insight into external compensation practices; and assistance with determining specific financial objectives for our performance-based compensation. Additionally, in 2024, our peer group was used to assess performance in determining annual equity LTI compensation levels based on our 3-year TSR performance in comparison to peers.

The Committee focuses on selecting peers that are publicly-traded professional staffing, technology solutions providers and human capital centric companies, including certain companies we consider to be our competitors. The Committee also selects peers that are similar in terms of size (as measured by revenue and market capitalization) that are in adjacent staffing markets, but may not be considered a direct business competitor. The Committee reviews the median size of peer companies relative to Kforce's size by balancing the inclusion of both larger and smaller companies. The primary criteria for selection include customers, revenue footprint, geographical and domestic presence, talent, complexity of operating model and direct competitors.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Holders of Common Stock

Our common stock trades on the New York Stock Exchange ("NYSE") using the ticker symbol "KFRC." As of February 13, 2025, there were 270 holders of record.

Purchases of Equity Securities by the Issuer

Purchases of common stock under the Plan are subject to certain price, market, volume and timing constraints, which are specified in the plan.

The following table presents information with respect to our repurchases of Kforce common stock during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased (1)(2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (3)
October 1, 2024 to October 31, 2024	167,508	$54.87	167,508	$70,498,722
November 1, 2024 to November 30, 2024	1,633	$59.24	—	$70,498,722
December 1, 2024 to December 31, 2024	192,306	$58.35	118,045	$63,497,672
Total	361,447	$56.74	285,553	$63,497,672

(1) Includes 1,633 repurchased shares withheld for tax withholding upon vesting of restricted stock for the period November 1, 2024 to November 30, 2024.
(2) Includes 74,261 repurchased shares withheld for tax withholding upon vesting of restricted stock for the period December 1, 2024 to December 31, 2024.
(3) In February 2024, the Board approved a change in our stock repurchase authorization increasing the available authorization to $100 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the inherent operational risks, Kforce is exposed to certain market risks, primarily related to changes in interest rates.

As of December 31, 2024, we had $32.7 million outstanding under the Amended and Restated Credit Facility. A hypothetical 10% increase in interest rates in effect at December 31, 2024 would increase Kforce's annual interest expense by less than $0.2 million. Refer to Note 12 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the Amended and Restated Credit Facility.

BUSINESS

COMPANY OVERVIEW

Kforce Inc., along with its subsidiaries (collectively, "Kforce"), is a solutions firm specializing in technology, finance and accounting, and other professional staffing services. Our KNOWLEDGEforce® empowers industry-leading companies to achieve their digital transformation goals. We curate teams of technical experts who deliver solutions custom-tailored to each of our client's needs. These scalable, flexible outcomes are shaped by deep market knowledge, thought leadership and our multi-industry expertise.

Our integrated approach is rooted in more than 60 years of proven success deploying highly skilled professionals on traditional staffing assignments or as part of a team of professionals who are responsible for delivering solutions to our clients, both of which are considered temporary ("Flex") in nature. We also place highly skilled professionals in a permanent ("Direct Hire") role with our clients. Each year, approximately 18,000 talented experts work with Fortune 500 and other leading companies. Together, we deliver Great Results Through Strategic Partnership and Knowledge Sharing®.

Over the last decade, we have driven significant, strategic change at Kforce, including streamlining the focus of our business on providing technology talent solutions. In alignment with this goal, since 2008, we have completed various divestitures of businesses that did not relate to our core business.

During 2024, we established a development center in Pune, India, one of the leading technology cities in India. Following its formation, our India development center began supporting project engagements with our U.S.-based clients in January 2025. We believe this development center, when combined with a strong U.S. sales and delivery capability and a high-quality vendor network, will help us to more fully address the evolving needs of our clients, whether onshore, nearshore or offshore.

$1 BILLION Total Capital Returned to Shareholders Since 2007	#1 Recognized Brand by Technology Consultants per Staffing Industry Analysts
92% Revenue Concentrated in Technology Staffing and Solutions	**KFRC** Listed on New York Stock Exchange
1962 Year Founded	**18,000** Consultants Placed Annually

Our Technology and Finance and Accounting ("FA") businesses represent our two reportable segments. Our Technology business comprises 92% of our overall revenues, and the remainder is generated by our FA business. For our Flex services, we provide our clients with qualified individuals ("consultants"), or teams of consultants, on a finite basis when the skills and experience of the consultants are the right match for our clients. For our Direct Hire services, we identify qualified individuals ("candidates") for permanent placement with our clients. We further describe our two reportable segments below.

Our operating results can be affected by:

- the number of billing days;

- the seasonality of our clients' businesses;

- changes in holidays and vacation days taken, which is usually highest in the fourth quarter of each calendar year; and

- increased costs as a result of certain annual U.S. state and federal employment tax resets that occur at the beginning of each calendar year, which negatively impact our gross profit and overall profitability in the first fiscal quarter of each calendar year.

Our Technology Business

We provide talent solutions to our clients in highly skilled areas including, but not limited to, systems/applications architecture and development (mobility and/or web); data management and analytics; cloud architecture and engineering; business and artificial intelligence ("AI"); machine learning; project and program management; and network architecture and security.

Our service offerings have evolved over the years beyond traditional staffing assignments to include solutions-oriented engagements; this evolution was based on the demand we were seeing from our clients. Clients continue to prioritize efficient access to highly skilled talent and view our solutions offering as a cost-effective solution to meet their technology project requirements. This offering has continued to be a positive contributor and catalyst to our Technology business over the last several years and we expect this offering to continue to represent a growing mix of our overall Technology revenue footprint.

We provide services to clients across virtually every industry with a diversified footprint in, among others, financial and business services, communications, insurance, retail and technology.

The demand for our solutions engagements contributed positively to the results of our Technology business in 2024, while our traditional staff augmentation offering has been the driver of our overall Technology revenue declines year over year. Our integrated strategy efforts capitalize on the strong relationships we have with world-class companies by utilizing our existing sales teams, recruiters, consulting solutions professionals, technology practice experts, among other teams within the Firm, to provide higher value engagements that effectively and cost efficiently address our clients' challenges. We are continuing to further integrate and prioritize this capability into our Technology business.

The September 2024 report published by Staffing Industry Analysts ("SIA") stated that temporary technology staffing was forecasted to decline by 7% in 2024 and grow by 5% in 2025. In the next update from SIA, which would typically be released in April 2025, we would expect growth expectations to come down. Technology, as a discipline, continues to be project driven, even amidst generational changes like AI. We believe there are a multitude of technology projects that need to be addressed by our clients in order for them to remain competitive and to effectively change how they operate and deliver value to their customers, irrespective of economic performance.

Our Technology revenues declined 6.6% year over year to $1.3 billion in 2024 (7.4% on a billing day basis), which was primarily driven by the ongoing uncertainty in the macroeconomic environment that has largely persisted since the second half of 2022. Although we experienced declines in 2024 and 2023, our Technology business grew 18% in 2022 and more than 22% in 2021, on a year-over-year billing day basis. The average bill rate in the fourth quarter of 2024 was approximately $90 per hour, which remained flat as compared to the fourth quarter of 2023. Our average assignment duration was 10 months in 2024, which is consistent with the prior period.

The strength of the secular drivers of demand for technology accelerated significantly exiting both the Great Recession, with among many others, advancements in mobility and cloud computing, and the 2020 COVID-19 Pandemic, with further digitalization of businesses and the continued focus on Generative AI technologies. While all economic cycles behave a bit differently, we believe that the broad and strategic uses of technology, including the early-stage technology evolution associated with AI, will continue to play an increasingly instrumental role in powering businesses. As we have previously articulated, over the long term, we believe that AI and other innovative technologies will follow historic patterns where improved efficiency ultimately drives greater demand for, rather than replace technology resources, and that the pace of change will continue to accelerate. We believe we are ideally positioned to meet that demand.

While our Technology business is not immune to economic turbulence, we continue to believe there is a critical need for innovation to support business strategies and sustain relevancy in today's rapidly changing marketplace.

Our FA Business

Over the last several years, we have repositioned our FA business to focus on more highly skilled assignments that are less susceptible to technological change and automation and more closely aligned with our Technology business. The talent solutions we offer our clients in our FA business generally include traditional finance and accounting roles, such as: financial planning and analysis; business intelligence analysis; general accounting; transactional accounting (e.g., payables, billing, cash applications, receivables, etc.); business and cost analysis; and taxation and treasury. We will selectively continue to support certain clients with whom we have long-standing relationships and that are strategically important to our overall success by providing consultants in lower skill roles (i.e. mortgage servicing; customer and call center support; data entry; and other lower skilled administrative roles).

We provide services to clients in a variety of industries with a diversified footprint in, among others, the financial services, business services, healthcare and manufacturing sectors.

Our overall average bill rate in the fourth quarter of 2024 was approximately $51 per hour, which remained flat as compared to the fourth quarter of 2023. Notably, our average bill rate in the fourth quarter of 2019, which prior to the repositioning, was approximately $37 per hour.

Revenue for our FA business decreased 23.5% to $112.6 million in 2024 compared to 2023, which was primarily driven by the ongoing uncertainty in the macroeconomic environment.

Our Consultants

The majority of our consultants are directly employed by Kforce, including domestic workers and foreign workers whose visas are sponsored by Kforce. As the employer of the vast majority of our consultants, Kforce is responsible for the employer's share of applicable payroll taxes ("FICA"); federal and state unemployment taxes; workers' compensation insurance; health, welfare and retirement benefits and other direct labor costs.

A key ingredient to our overall success in attracting and retaining our consultants is fostering a positive experience for our consultants and offering rewarding assignments with world-class companies.

We measure the quality of our service to and support of our consultants using staffing industry benchmarks and net promoter score ("NPS") surveys conducted by a specialized, independent third-party provider. Additionally, we continually seek direct feedback from our consultants to help us identify opportunities to refine our services. Our 2024 consultant NPS are well above current industry averages and near the world-class designation.

OUR INDUSTRY OVERVIEW AND ADDRESSABLE MARKET OPPORTUNITY

We assist our clients, which are principally market-leading companies in their respective industries, in solving their complex business challenges and digitally transforming their businesses. We continue to believe that technology is at the epicenter of how business is conducted and investments in technology are necessary in today's competitive and disruptive business climate. Our core competency is rooted in the ability to identify and provide qualified and highly-skilled consultants to our clients under a spectrum of engagement structures from traditional staff augmentation to delivering technology solutions.

From a traditional staff augmentation standpoint, the staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to relatively small local client bases. A report based on revenues published by SIA in 2024 indicated that, in the United States, Kforce is among the largest publicly-traded specialty staffing firms, the sixth largest technology temporary staffing firm and the tenth largest finance and accounting temporary staffing firm.

According to the September 2024 SIA report, the technology temporary staffing industry and finance and accounting temporary staffing industry are expected to generate projected revenues of $40 billion and $9 billion, respectively, in 2025. Based on these projected revenues, our current market share is approximately 3%. We are intensely focused on continuing to expand our market share of the U.S. technology temporary staffing industry and to further invest in our capability to provide higher level technology services and solutions while also integrating that capability within our overall Technology business. We believe that the organic investments that we have made in our solutions capabilities over the last several years has meaningfully expanded Kforce's total addressable market into the technology solutions space. As we continue to deliver on our solutions engagements with clients and further mature our capabilities in our digital, cloud, data and application engineering practice areas, we would expect our ability to capture an increasing portion of the overall technology solutions market to improve. While reports differ in the size of the technology solutions addressable market, IBIS World has indicated it is greater than $700 billion. While the portion that is addressable by Kforce is debatable, we believe that our addressable market is many times greater than the $40 billion for the technology temporary staffing industry.

Based on data published by the U.S. Bureau of Labor Statistics and SIA, temporary employment figures and trends are important indicators of staffing demand from an economic standpoint. The penetration rate (the percentage of temporary staffing to total employment) decreased to 1.7% in December 2024, from 1.8% in December 2023, while the unemployment rate, increased to 4.1% in December 2024 from 3.7% in December 2023. In addition, the college-level unemployment rate, which we believe serves as a better proxy for professional employment, and therefore aligns well with the consultant and candidate population that Kforce most typically serves, increased to 2.4% in December 2024, from 2.1% in December 2023.

Our Strategic Priorities

Our strategic priorities are centered around driving greater long-term shareholder value by achieving above-market revenue growth, making prudent investments to enhance our efficiency and effectiveness, and significantly improving our profitability as we progress towards double-digit operating margins. We believe the following strategic priorities will help us achieve our objectives.

Back-Office Transformation. Over the last five to ten years, we have been meaningfully investing in high-quality technologies that have significantly bolstered our associates' productivity and enhanced our ability to effectively and efficiently support our clients, consultants and candidates. We continue to make investments in our technologies and enhance our sales and delivery capabilities and processes in ways we believe will allow us to better evaluate and shape business opportunities with our clients and more seamlessly match candidates to assignments and projects.

Our last significant investment in back-office technologies was more than 15 years ago, despite the complexities of our business and client requirements having increased significantly. We have been primarily meeting these complexities and requirements by incrementally adding internal resources, which is not a scalable solution as we continue to grow and have a greater mix of solutions-oriented engagements. We believe our multi-year transformation program for our back-office technology will enhance the support to our Firm, including our clients, candidates and consultants. Overall, we believe the benefits of streamlining our processes will create a positive impact resulting in increased client satisfaction and improved associate productivity. This multi-year effort was initiated following a comprehensive assessment of our current technological position, which confirmed our belief that we have a tremendous opportunity to fundamentally transform and create advancements in our back-office functions.

We made significant progress related to the implementation of Workday, our future enterprise cloud application, over the last few years. In 2025, we expect to continue making significant investments towards this initiative as we finalize the design, continue the build and configuration of the technology, conduct extensive testing, and plan for the initial deployment.

Integrated Strategy. Our technology service offering has evolved over the years beyond traditional staffing assignments to include more consulting and solutions-oriented engagements based on the demand we were seeing from our clients. Our clients continue to prioritize efficient access to highly skilled talent and see our services as a cost-effective solution to meet their technology project requirements. Our integrated strategy efforts capitalize on the strong relationships we have with world-class companies by utilizing our existing sales teams, recruiters, consulting solutions professionals and technology practice experts, among other teams within the Firm, to accelerate revenue growth and improve profitability levels as we make progress towards our longer-term financial objectives of attaining double-digit operating margins at slightly greater than $2 billion in annual revenues.

Evolving our Nearshore and Offshore Delivery Strategy. Historically, the overwhelming majority of our revenues were generated by helping our clients solve their most complex technology challenges through our onshore delivery model. This onshore delivery capability was complemented by a high-quality vendor network where our clients required a multi-shore delivery model (onshore, nearshore and offshore). An increasingly important vehicle to providing cost-effective solutions is the ability to source highly skilled talent outside of the United States. Following a period of comprehensive due diligence, including an executive trip in August 2024 to India, management made the strategic decision to establish a development center in Pune, India. Pune is one of the leading technology cities in India, and we are optimistic about leveraging this capability to further enhance our service offerings to our clients. This India development center began supporting project engagements with our U.S.-based clients in January 2025. We believe this development center, when combined with a strong U.S. sales and delivery capability and a high-quality vendor network, will help us to more fully address the evolving needs of our clients, whether onshore, nearshore or offshore.

We expect 2025 to be the final year of allocating significant investments in these three strategic priorities and for each of the initiatives to begin providing a meaningful and growing return as we move into 2026 and beyond.

COMPETITION

We operate in a highly competitive and fragmented staffing industry comprised of large national and local staffing and solutions firms. The local firms are typically operator-owned, and generally each geographic market has at least one significant competitor. Within our solutions offerings, we also face competition from global, national and regional accounting, consulting and advisory firms, as well as national and regional strategic consulting and systems implementation firms.

We believe that our competitive advantage lies in a combination of key factors: long-standing client relationships with primarily Fortune 500 and other leading companies; greater focus with more than 90% of our business concentrated in technology staffing and solutions; breadth of service offerings from traditional staffing assignments to solutions engagements; access to qualified and available talent, which allows us to deliver our solutions at scale; and dedicated, tenured and passionate Kforce associates. We believe our long-established brand reputation reinforces our position as a trusted partner while upholding a strong compliance framework to ensure regulatory adherence. Together, these strengths enable us to provide high-quality solutions in an increasingly competitive market.

Managed Service Providers ("MSP") or Vendor Management Organizations ("VMO") are utilized by certain of our clients for the management and procurement of our services. We do not consider these organizations as a competitive threat. Generally, MSPs and VMOs standardize processes through the use of Vendor Management Systems ("VMS"), which are tools used to aggregate spend and measure supplier performance. VMS providers are also offered through independent providers. MSPs, VMOs and/or VMS providers charge staffing firms administrative fees typically ranging from 1% to 4% of revenue. In addition, the aggregation of services by MSPs for their clients into a single program can result in significant buying power and, thus, pricing power. Therefore, the use of MSPs by our clients has, in certain instances, resulted in gross margin compression, but has also led to incremental client share through our client's vendor consolidation efforts. Kforce does not currently provide MSP or VMO services directly to our clients; rather, our strategy has been to work with MSPs, VMOs and VMS providers that enable us to better extend our services to current and prospective clients.

To attract consultants and candidates, we emphasize our ability to provide: competitive compensation and benefits; quality and varied assignments; scheduling flexibility and permanent placement opportunities, all of which are important to Kforce being the employer of choice.

Because individuals pursue other employment opportunities on a regular basis, it is important that we respond to market conditions affecting these individuals and focus on our consultant relationship objectives. Additionally, in certain markets, from time to time we have experienced significant pricing pressure as a result of our competitors' pricing strategies, which may result in us not being able to effectively compete or choosing to not participate in certain business that does not meet our profitability standard.

REGULATORY ENVIRONMENT

Staffing and solutions firms are generally subject to the following types of government regulations and enforcement: (1) regulation of the employer/employee relationship, such as wage and hour regulations, payroll tax withholding and reporting, immigration/visa regulations, as well as social security and other retirement, anti-discrimination, employee benefits and workers' compensation regulations; (2) registration, licensing, recordkeeping and reporting requirements; and (3) worker classification regulations.

As the employer, Kforce is responsible for the employer's share of FICA, federal and state unemployment taxes, workers' compensation insurance, providing healthcare and retirement plan options, and other direct labor costs relating to our employees. We also provide paid leave for our associates and certain consultants. We have no collective bargaining agreements covering any of our employees. We have not experienced any material labor disruption and are unaware of any current efforts or plans of our employees to organize.

Because we operate in a complex regulatory environment, one of our top priorities is compliance. For more discussion of the potential impact that the regulatory environment could have on Kforce's financial results, refer to Item 1A. Risk Factors of the Kforce 10-K.

INSURANCE

Kforce maintains a number of insurance policies, including directors and officers, cybersecurity, professional liability, employment practices liability, general liability, umbrella and excess liability, excess health insurance coverage, workers' compensation and employers' liability, crime, property, fiduciary, automobile liability, and liability for certain foreign exposure. These policies provide coverage, subject to certain terms, conditions and limits of liability and deductibles, for certain liabilities that may arise from Kforce's operations. There can be no assurance that any of the above policies will be adequate for our needs, or that we will maintain all such policies in the future.

HUMAN CAPITAL MANAGEMENT

For over 60 years, Kforce has been rooted in stewardship, integrity and compassion. As a human capital solutions business, we are driven by the desire to serve others, provide meaningful work and opportunities to a diverse workforce, strengthen our communities and shape a more sustainable world.

Our work environment is shaped by our people. We maintain a commitment to our employees' well-being, flexibility and balance; learning and development; and diversity, equity and inclusion. We believe these initiatives are a testament to how much we value and invest in our people.

Well-Being, Flexibility and Balance—The success of our business is fundamentally connected to the well-being of our people. We provide our associates and consultants, and their families, with access to a variety of flexible and convenient health and wellness programs. These programs are part of our thoughtful and comprehensive response to support the physical and mental health of our employees by providing tools and resources that each employee can use to improve or maintain their health.

Our Office Occasional® work environment (remote-first, office occasionally) is supported by flexibility and choice and empowered by trust and technology. The shift in strategy following the pandemic has allowed us to introduce a new design and streamline our overall physical real estate footprint. We believe that our Office Occasional® model allows our associates to design their workdays; thus, additionally contributing to their health and well-being.

Learning and Development—To turn a job into a career, we believe people need clear and attainable paths to grow. We are committed to investing in the tools, resources and trainings necessary for our people to excel in all stages of their career. We believe our leadership development programs help people grow their skills from the moment they join our Firm through the most senior level of their careers.

As of December 31, 2024, Kforce employed approximately 1,700 associates and had 8,000 consultants on assignment with our clients, of which a significant majority of these consultants are employed directly by Kforce.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto and the Business Overview of this Annual Report, for an overview of our operations and business environment.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are highlights for 2024, which should be considered in the context of the additional discussions herein and in conjunction with the consolidated financial statements and notes thereto.

- Revenue for the year ended December 31, 2024 decreased 8.3% to $1.41 billion in 2024 from $1.53 billion in 2023. Revenue decreased 6.6% and 23.5% for Technology and FA, respectively, in 2024, primarily driven by the ongoing macroeconomic uncertainty.

- Flex revenue decreased 7.9% to $1.38 billion (8.6% on a billing day basis) in 2024 from $1.49 billion in 2023. In 2024, Flex revenue decreased 6.4% for Technology (7.1% on a billing day basis) and decreased 23.5% for FA (24.1% on a billing day basis). These decreases were driven by a decline in the number of consultants on assignment.

- Direct Hire revenue decreased 24.0% to $28.9 million in 2024 from $38.0 million in 2023.

- Gross profit margin decreased 50 basis points to 27.4% in 2024 from 27.9% in 2023, primarily as a result of a decline in the mix of Direct Hire revenue.

- Flex gross profit margin decreased 10 basis points to 25.9% for 2024 from 26.0% in 2023. Flex gross profit margin remained flat for Technology and decreased 80 basis points for FA in 2024 as compared to 2023. The decrease in FA was primarily driven by a greater mix of lower margin projects.

- Selling, General and Administrative ("SG&A") expenses as a percentage of revenue for the year ended December 31, 2024, increased slightly to 22.0% from 21.9% in 2023.

- Net income for the year ended December 31, 2024, decreased 17.5% to $50.4 million, or $2.68 per share, from $61.1 million, or $3.13 per share, in 2023.

- The Firm returned $64.7 million of capital to our shareholders in the form of open market repurchases totaling $36.5 million, or 0.6 million shares, and quarterly dividends totaling $28.2 million during the year ended December 31, 2024. The total capital returned to shareholders in 2024 represented approximately 75% of operating cash flows.

- Cash provided by operating activities was $86.9 million during the year ended December 31, 2024, as compared to $91.5 million for 2023.

RESULTS OF OPERATIONS

Certain discussions of the changes in our results of operations from the year ended December 31, 2023, as compared to the year ended December 31, 2022, have been omitted from this Annual Report, and may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 23, 2024.

Our performance continued to be adversely affected by the ongoing macroeconomic uncertainty, which resulted in our clients being more cautious with the level of investment in their digital transformation efforts. With that said, our Technology business was largely stable throughout 2024 as indicated by our sequential billing day growth in both the second and fourth quarters of 2024 with a slight sequential decline in the third quarter. Against the backdrop of revenue declines, we continued to manage down our overall headcount levels, especially in our delivery roles, and tightly control spend levels in order to mitigate the pressure on profitability from the lower revenue and gross margin levels.

The political landscape in the U.S. remains unclear, particularly in relation to the impacts of the potential policy changes from the new administration. Geopolitical risks persist, including uncertainty in the Middle East and global supply chain disruptions. Despite these challenges, the U.S. economy demonstrated consistent growth in 2024, with real GDP expanding at 2.8%, largely driven by increased government spending and a healthy consumer. Although the unemployment rate rose to 4.1% in December 2024 from 3.7% in December 2023, employment grew across most sectors in the final quarter of 2024. Additionally, the Federal Reserve cut interest rates by a total of 100 basis points in late 2024, but the prospects for further interest rate cuts in 2025 appear less certain with inflation being a bit stickier and the labor markets continuing to show signs of strength.

The following table presents certain items in our Consolidated Statements of Operations and Comprehensive Income as a percentage of revenue for the years ended:

December 31,	2024	2023	2022
Revenue by segment:			
Technology	92.0%	90.4%	88.1%
FA	8.0	9.6	11.9
Total Revenue	100.0%	100.0%	100.0%
Revenue by type:			
Flex	97.9%	97.5%	96.6%
Direct Hire	2.1	2.5	3.4
Total Revenue	100.0%	100.0%	100.0%
Gross profit	27.4%	27.9%	29.3%
Selling, general and administrative expenses	22.0%	21.9%	22.2%
Depreciation and amortization	0.4%	0.3%	0.3%
Income from operations	5.0%	5.7%	6.8%
Income from operations, before income taxes	4.8%	5.6%	6.0%
Net income	3.6%	4.0%	4.4%

Revenue. The following table presents revenue by type for each segment and the percentage change from the prior period for the years ended December 31 (in thousands):

	2024	Increase (Decrease)	2023	Increase (Decrease)	2022
Technology					
Flex revenue	$1,278,715	(6.4)%	$1,366,095	(7.4)%	$1,476,055
Direct Hire revenue	14,028	(24.0)%	18,458	(41.5)%	31,572
Total Technology revenue	$1,292,743	(6.6)%	$1,384,553	(8.2)%	$1,507,627
FA					
Flex revenue	$ 97,729	(23.5)%	$ 127,679	(27.6)%	$ 176,395
Direct Hire revenue	14,836	(24.0)%	19,524	(27.0)%	26,743
Total FA revenue	$ 112,565	(23.5)%	$ 147,203	(27.5)%	$ 203,138
Total Flex revenue	$1,376,444	(7.9)%	$1,493,774	(9.6)%	$1,652,450
Total Direct Hire revenue	28,864	(24.0)%	37,982	(34.9)%	58,315
Total Revenue	$1,405,308	(8.3)%	$1,531,756	(10.5)%	$1,710,765

Flex Revenue. The key drivers of Flex revenue are the number of consultants on assignment, billable hours, the bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenue for our Technology business decreased 6.4% (7.1% per billing day) during the year ended December 31, 2024, as compared to the same period in 2023, primarily due to a decrease in the number of consultants on assignment. The average bill rate was approximately $90 per hour for 2024, which remained flat as compared to 2023. In the first quarter of 2025, we expect Technology Flex revenue to decline sequentially on a billing day basis in the low to mid-single digits, at a level that is largely consistent with pre-pandemic levels and in the low single digits year over year.

Our FA business experienced a decrease in Flex revenue of 23.5% (24.1% per billing day) during the year ended December 31, 2024, as compared to the same period in 2023, primarily driven by a decrease in the number of consultants on assignment. Our average bill rate of $51 per hour for the year ended December 31, 2024 was up slightly on a year-over-year basis. In the first quarter of 2025, we expect FA Flex revenue to decline sequentially on a billing day basis in the low double digits following greater than expected year-end assignment ends.

The following table presents the key drivers for the change in Flex revenue by segment over the prior period (in thousands):

Year Ended December 31,	2024 vs. 2023		2023 vs. 2022	
	Technology	FA	Technology	FA
Key Drivers—Increase (Decrease)				
Volume—hours billed	**$(90,372)**	**$(32,440)**	$(141,498)	$(57,647)
Bill rate	**3,092**	**2,469**	33,320	8,949
Billable expenses	**(100)**	**21**	(1,782)	(18)
Total change in Flex revenue	**$(87,380)**	**$(29,950)**	$(109,960)	$(48,716)

The following table presents total Flex hours billed by segment and the percentage change over the prior period for the years ended December 31 (in thousands):

	2024	Increase (Decrease)	2023	Increase (Decrease)	2022
Technology	**14,171**	**(6.6)%**	15,178	(9.6)%	16,794
FA	**1,902**	**(25.4)%**	2,550	(32.7)%	3,789
Total Flex hours billed	**16,073**	**(9.3)%**	17,728	(13.9)%	20,583

Direct Hire Revenue. The key drivers of Direct Hire revenue are the number of placements and the associated placement fee. Direct Hire revenue also includes conversion revenue, which may occur when a consultant initially assigned to a client on a temporary basis is later converted to a permanent placement for a fee.

Direct Hire revenue decreased 24.0% during the year ended December 31, 2024, as compared to the same period in 2023, primarily driven by a decrease in placements. We expect Direct Hire revenue to be stable in the first quarter of 2025 year over year.

Gross Profit. Gross profit is determined by deducting direct costs (primarily consultant compensation, payroll taxes and certain fringe benefits, as well as independent contractor costs) from total revenue. In addition, there are no consultant payroll costs associated with Direct Hire placements; thus, all Direct Hire revenue increases gross profit by the full amount of the placement fee.

The following table presents the gross profit (gross profit as a percentage of total revenue) by segment and percentage change over the prior period:

	2024	Increase (Decrease)	2023	Increase (Decrease)	2022
Technology	**26.5%**	**(0.7)%**	26.7%	(4.6)%	28.0%
FA	**38.5%**	**(1.8)%**	39.2%	0.5%	39.0%
Total gross profit percentage	**27.4%**	**(1.8)%**	27.9%	(4.8)%	29.3%

Total gross profit percentage decreased 50 basis points for the year ended December 31, 2024, as compared to the same period in 2023, primarily as a result of a decline in the mix of Direct Hire revenue.

Flex gross profit percentage (Flex gross profit as a percentage of Flex revenue) provides management with helpful insight into the other drivers of total gross profit percentage driven by our Flex business such as changes in the spread between the consultants' bill rate and pay rate, changes in payroll tax rates or benefits costs, as well as the impact of billable expenses, which provide no profit margin.

The following table presents the Flex gross profit percentage for each segment and the percentage change over the prior period for the years ended December 31:

	2024	Increase (Decrease)	2023	Increase (Decrease)	2021
Technology	25.7%	—	25.7%	(2.7)%	26.4%
FA	29.1%	(2.7)%	29.9%	0.7%	29.7%
Total Flex gross profit percentage	25.9%	(0.4)%	26.0%	(3.0)%	26.8%

Our Flex gross profit percentage decreased 10 basis points for the year ended December 31, 2024, as compared to the same period in 2023.
- Technology Flex gross profit margins remained stable at 25.7% for the year ended December 31, 2024, as compared to the same period in 2023. The impact from a tighter pricing environment in 2023 that carried over into 2024 was offset by lower healthcare costs. Overall bill and pay spreads in our Technology business were largely stable throughout 2024 with a slight improvement in the second half of 2024. We expect Technology Flex gross profit margins for the first quarter of 2025 to remain stable year over year.
- FA Flex gross profit margins decreased 80 basis points for the year ended December 31, 2024, as compared to the same period in 2023, primarily driven by a greater mix of lower margin projects, which was partially offset by lower healthcare costs. As a result of this mix, we expect FA Flex gross profit margins for the first quarter of 2025 to be down on a year-over-year basis.

The following table presents the key drivers for the change in Flex gross profit by segment over the prior period (in thousands):

Year Ended December 31,	2024 vs. 2023		2023 vs. 2022	
	Technology	FA	Technology	FA
Key Drivers—Increase (Decrease)				
Revenue impact (volume)	$(22,448)	$(8,948)	$(29,079)	$(14,483)
Profitability impact (rate)	(364)	(743)	(10,333)	187
Total change in Flex gross profit	$(22,812)	$(9,691)	$(39,412)	$(14,296)

SG&A Expenses. Total compensation, commissions, payroll taxes and benefit costs as a percentage of SG&A represented 84.2%, 84.3% and 84.1% of SG&A for the years ended December 31, 2024, 2023 and 2022, respectively. Commissions and other bonus incentives are variable costs driven primarily by revenue and gross profit levels. Therefore, as those levels change, these expenses would also generally be anticipated to change.

The following table presents certain components of SG&A as a percentage of total revenue for the years ended December 31 (in thousands):

	2024	% of Revenue	2023	% of Revenue	2022	% of Revenue
Compensation, commissions, payroll taxes and benefits costs	$260,839	18.6%	$282,439	18.4%	$319,501	18.7%
Other[1]	48,963	3.4%	52,494	3.5%	60,314	3.5%
Total SG&A	$309,802	22.0%	$334,933	21.9%	$379,815	22.2%

(1) Includes items such as credit loss expense, lease expense, professional fees, travel, communication and office-related expense, and certain other expenses.

SG&A as a percentage of revenue increased 10 basis points for the year ended December 31, 2024, as compared to the same period in 2023.

For compensation and related expenses, we have experienced a degree of SG&A deleverage as compared to 2023, as we continued to make investments in our strategic priorities and to retain our most productive associates to strategically position the Firm to capture an increased market share when the demand environment eventually improves. To mitigate the pressure on our profitability levels from the revenue and gross profit declines, we have taken certain actions to align our costs such as tight discretionary spend control and decreases in personnel, specifically within our delivery capabilities.

The decrease in Other SG&A expenses was primarily attributable to lower professional fees pertaining to the settlement of legal claims in 2023.

We continue to prioritize investments in our strategic initiatives, including the implementation of Workday as part of our back-office transformation program, integrated strategy efforts, and the evolution of our nearshore and offshore delivery capabilities. We expect to continue exercising tight discretionary spend control and balance productivity levels.

Depreciation and Amortization. The following table presents depreciation and amortization expense and percentage change over the prior period by major category for the years ended December 31 (in thousands):

	2024	**Increase (Decrease)**	2023	Increase (Decrease)	2022
Fixed asset depreciation	**$3,178**	**1.1%**	$3,142	18.3%	$2,655
Capitalized software amortization	**2,744**	**46.7%**	1,870	5.5%	1,772
Total Depreciation and amortization	**$5,922**	**18.2%**	$5,012	13.2%	$4,427

Other Expense, Net. Other expense, net was $2.1 million, $1.9 million and $14.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Other expense, net consists of our proportionate share of losses for our joint venture and interest expense related to outstanding borrowings under our credit facility.

During the years ended December 31, 2024, 2023 and 2022, we recognized nil, $0.8 million, and $3.8 million, respectively, related to our share of losses associated with our equity method investment. Refer to Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a more detailed discussion on the sale of our equity method investment in February 2023.

Income Tax Expense. Income tax expense as a percentage of income from operations, before income taxes (our "effective tax rate") were 25.4%, 28.4% and 26.4% for the years ended December 31, 2024, 2023 and 2022, respectively. The primary driver for the decrease relates

to a reduction in nondeductible executive compensation, non-taxable proceeds from company-owned life insurance, and the recognition of research and development tax credits.

NON-GAAP FINANCIAL MEASURES

Revenue Growth Rates. "Revenue growth rates," a non-GAAP financial measure, is defined by Kforce as revenue growth after removing the impacts on reported revenues from the changes in the number of billing days. Management believes this data is particularly useful because it aids in evaluating revenue trends over time. The impact of billing days is calculated by dividing each comparative period's reported revenues by the number of billing days for the respective period to arrive at a per billing day amount for each quarter. Growth rates are then calculated using the per billing day amounts as a percentage change compared to the respective period. Management calculates the number of billing days for each reporting period based on the number of holidays and business days in the quarter.

	Sequential Growth Rates (GAAP)				
	2024				2023
	Q4	**Q3**	**Q2**	**Q1**	Q4
Technology Flex	**(2.5)%**	**(0.6)%**	**1.7%**	**(2.3)%**	(2.5)%
FA Flex	**(2.7)%**	**(4.1)%**	**(5.7)%**	**(11.5)%**	(1.0)%
Total Flex revenue	**(2.5)%**	**(0.8)%**	**1.2%**	**(3.1)%**	(2.3)%

	Sequential Growth Rates (Non-GAAP)				
	2024				2023
	Q4	**Q3**	**Q2**	**Q1**	Q4
Billing Days	**62**	**64**	**64**	**64**	61
Technology Flex	**0.6%**	**(0.6)%**	**1.7%**	**(6.9)%**	0.7%
FA Flex	**0.5%**	**(4.1)%**	**(5.7)%**	**(15.7)%**	2.3%
Total Flex revenue	**0.6%**	**(0.8)%**	**1.2%**	**(7.6)%**	0.9%

	Year-Over-Year Growth Rates (GAAP)						
	2024					2023	
	YTD	**Q4**	**Q3**	**Q2**	**Q1**	YTD	Q4
Technology Flex	**(6.4)%**	**(3.7)%**	**(3.6)%**	**(6.4)%**	**(11.4)%**	(7.4)%	(11.1)%
FA Flex	**(23.5)%**	**(22.1)%**	**(20.7)%**	**(23.1)%**	**(27.2)%**	(27.6)%	(28.0)%
Total Flex revenue	**(7.9)%**	**(5.2)%**	**(5.0)%**	**(7.8)%**	**(12.8)%**	(9.6)%	(12.8)%

	Year-Over-Year Growth Rates (Non-GAAP)						
	2024					2023	
	YTD	**Q4**	**Q3**	**Q2**	**Q1**	YTD	Q4
Billing Days	**254**	**62**	**64**	**64**	**64**	252	61
Technology Flex	**(7.1)%**	**(5.2)%**	**(5.1)%**	**(6.4)%**	**(11.4)%**	(7.1)%	(11.1)%
FA Flex	**(24.1)%**	**(23.3)%**	**(21.9)%**	**(23.1)%**	**(27.2)%**	(27.3)%	(28.0)%
Total Flex revenue	**(8.6)%**	**(6.7)%**	**(6.5)%**	**(7.8)%**	**(12.8)%**	(9.2)%	(12.8)%

Free Cash Flow. "Free Cash Flow", a non-GAAP financial measure, is defined by Kforce as net cash provided by operating activities determined in accordance with GAAP, less capital expenditures. Management believes this provides an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows and is useful information to investors as it provides a measure of the amount of cash generated from the business that can be used for strategic opportunities, including investing in our business, repurchasing common stock, paying dividends or making acquisitions. Free Cash Flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. Therefore, we believe it is important to view Free Cash Flow as a complement to, but not as a replacement for, our Consolidated Statements of Cash Flows.

The following table presents Free Cash Flow (in thousands):

Years Ended December 31,	2024	2023	2022
Net cash provided by operating activities	$ 86,874	$ 91,465	$ 90,805
Capital expenditures	(7,573)	(7,763)	(8,109)
Free cash flow	79,301	83,702	82,696
Change in debt	(8,900)	16,000	(74,400)
Repurchases of common stock	(41,938)	(75,024)	(74,913)
Cash dividends	(28,236)	(27,562)	(24,027)
Proceeds from company-owned life insurance	2,377	—	1,077
Premiums paid for company-owned life insurance	(2,368)	(1,408)	—
Note receivable issued to our joint venture	—	(750)	(6,750)
Proceeds from the sale of our joint venture interest	—	(5,059)	—
Equity method investment	—	—	(500)
Other	(6)	(19)	(51)
Change in cash and cash equivalents	$ 230	$ (2)	$(96,868)

Adjusted EBITDA. "Adjusted EBITDA", a non-GAAP financial measure, is defined by Kforce as net income before depreciation and amortization; stock-based compensation expense; interest expense, net; income tax expense; organizational realignment activities; legal settlement expense; loss from equity method investment; reserve associated with the note receivable issued to our joint venture; impairment of equity method investment; and gain from termination of interest rate swap. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to assess our operations including our ability to generate cash flows and our ability to repay our debt obligations, and management believes it provides a good metric of our core profitability in comparing our performance to our competitors, as well as our performance over different time periods. Consequently, management believes it is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. The measure is not determined in accordance with GAAP and is thus susceptible to varying calculations. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

In addition, although we excluded stock-based compensation expense because it is a non-cash expense, we expect to continue to incur stock-based compensation in the future and the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our shareholder ownership interest. We suggest that you evaluate these items and the potential risks of excluding such items when analyzing our financial position.

The following table presents Adjusted EBITDA and includes a reconciliation of net income to Adjusted EBITDA (in thousands):

Years Ended December 31,	2024	2023	2022
Net income	$50,414	$ 61,075	$ 75,431
Depreciation and amortization	5,922	5,012	4,427
Stock-based compensation expense	14,044	17,747	17,655
Interest expense, net	2,097	1,122	973
Income tax expense	17,210	24,175	27,011
Organizational realignment activities	—	3,662	—
Legal settlement expense	—	2,175	—
Loss from equity method investment	—	750	3,824
Reserve associated with note receivable issued to our joint venture	—	—	1,925
Impairment of equity method investment	—	—	13,684
Gain from termination of interest rate swap	—	—	(4,059)
Adjusted EBITDA	$89,687	$115,718	$140,871

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow, as well as borrowings under our credit facility. At December 31, 2024 and 2023, we had $32.7 million and $41.6 million outstanding under our Amended and Restated Credit Facility, respectively, and the borrowing availability was $166.3 million and $157.2 million, respectively, subject to certain covenants. At December 31, 2024, Kforce had $112.9 million in working capital compared to $141.5 million at December 31, 2023.

Cash Flows

Our business has historically generated a significant amount of operating cash flows, which allows us to balance deploying available capital towards: (i) investing in our strategic priorities that we expect will accelerate future revenue growth and profitability levels; (ii) our dividend and share repurchase programs; and (iii) maintaining sufficient liquidity for potential acquisitions or other strategic investments.

The following table presents a summary of our net cash flows from operating, investing and financing activities (in thousands):

Years Ended December 31,	2024	2023	2022
Cash Provided by (Used in)			
Operating activities	**$ 86,874**	$ 91,465	$ 90,805
Investing activities	**(7,564)**	(4,862)	(14,282)
Financing activities	**(79,080)**	(86,605)	(173,391)
Change in cash and cash equivalents	**$ 230**	$ (2)	$ (96,868)

Operating Activities

Cash provided by operating activities was $86.9 million during the year ended December 31, 2024, as compared to $91.5 million during the year ended December 31, 2023. Our largest source of operating cash flows is the collection of trade receivables, and our largest use of operating cash flows is the payment of our associate and consultant compensation. The year-over-year decrease was primarily driven by lower profitability levels, lower collections of trade receivables, and continued management of working capital partially offset by the timing of payments.

Investing Activities

Cash used in investing activities was $7.6 million during the year ended December 31, 2024, and primarily consisted of cash used for capital expenditures. Cash used in investing activities was $4.9 million during the year ended December 31, 2023, which primarily consisted of cash used for capital expenditures of $7.8 million, partially offset by the proceeds from the sale of our joint venture interest of $5.1 million.

Financing Activities

Cash used in financing activities was $79.1 million during the year ended December 31, 2024, as compared to $86.6 million during the year ended December 31, 2023. This change was primarily driven by a decrease in repurchases of common stock driven by lower operating cash flows, partially offset by the net payments made on our Amended and Restated Credit Facility.

The following table presents the cash flow impact of the common stock repurchase activity for the years ended December 31 (in thousands):

Years Ended December 31,	2024	2023	2022
Open market repurchases	**$37,162**	$67,178	$66,806
Repurchased shares withheld for tax withholding upon vesting of restricted stock	**4,776**	7,846	8,107
Total cash flow impact from Repurchases of common stock	**$41,938**	$75,024	$74,913
Cash paid in current year for settlement of prior year repurchases	**$ 920**	$ 974	$ 181

Kforce's Board declared and paid dividends of $28.2 million ($1.52 per share), $27.6 million ($1.44 per share) and $24.0 million ($1.20 per share) for the years ended December 31, 2024, 2023 and 2022, respectively.

In January 2025, Kforce's Board approved an increase to the Company's dividend from $1.52 per share to $1.56 per share, which is the sixth consecutive annual increase. The declaration, payment and amount of future dividends are discretionary and will be subject to determination by Kforce's Board each quarter following its review of, among other things, the Firm's current and expected financial performance as well as the ability to pay dividends under applicable law.

We believe that existing cash and cash equivalents, operating cash flows and available borrowings under our Amended and Restated Credit Facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months, and the foreseeable future, which we believe will provide us the flexibility to continue returning significant capital to our shareholders. However, a material deterioration in the macroeconomic environment or market conditions, among other things, could adversely affect operating results and liquidity, as well as the ability of our lenders to fund borrowings. Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for capital expenditures, investments, additional common stock repurchases or dividends.

Credit Facility

On October 20, 2021, the Firm entered into an Amended and Restated Credit Facility, which has a maximum borrowing capacity of $200.0 million, and subject to certain conditions and the participation of the lenders, may be increased up to an aggregate additional amount of $150.0 million. As of December 31, 2024, $32.7 million was outstanding and $166.3 million, net of $1.0 million in letters of credit outstanding, was available under the Amended and Restated Credit Facility. As of December 31, 2024, we were in compliance with all of our financial covenants.

In June 2023, Kforce entered into the First Amendment to the Amended and Restated Credit Facility, by and among Wells Fargo, as administrative agent, and the lenders and financial institutions from time to time party thereto (the "First Amendment"), to replace the interest rates based on the London Inter-Bank Offered Rate ("LIBOR") with benchmark interest rates based on the Secured Overnight Financing Rate ("SOFR"). Refer to Note 12 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of the Amended and Restated Credit Facility.

Stock Repurchases

The following table presents the open market repurchase activity under the Board-authorized common stock repurchase program for the years ended December 31 (in thousands):

	2024		2023	
	Shares	**$**	Shares	$
Open market repurchases	**609**	**$36,502**	1,097	$67,124

As of December 31, 2024, $63.5 million remained available for further repurchases under the Board-authorized common stock repurchase program.

Contractual Obligations

In addition to our discussion and analysis surrounding our liquidity and capital resources, consideration should also be given to significant contractual obligations:

- The Amended and Restated Credit Facility matures on October 20, 2026, and as of December 31, 2024, our outstanding debt balance under the credit facility was $32.7 million. Total payments, however, are inherently uncertain as the interest rates related to this outstanding balance are variable and the outstanding borrowings that will occur over the remaining term of the Amended and Restated Credit Facility are unknown. Refer to Note 12 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for further details on the Amended and Restated Credit Facility.

- We maintain various non-qualified deferred compensation plans pursuant to which eligible management and highly-compensated key employees may elect to defer all or part of their compensation to later years. As of December 31, 2024, the total amount of our obligations under these plans was $54.8 million. These amounts are included in the accompanying Consolidated Balance Sheets and classified as Accounts payable and other accrued liabilities and Other long-term liabilities, as appropriate, and are payable based upon the elections of the plan participants (e.g., retirement, termination of employment, change-in-control, etc.). Amounts payable upon the retirement or termination of employment may become payable during the next five years if a covered employee retires, terminates, or schedules a distribution.

- Our purchase commitments consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2024, the value of our unconditional purchase obligations with a remaining term in excess of one year was $30.7 million.

- We have employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a one-year to a three-year period after their employment ends under certain circumstances. At December 31, 2024, our liability would be approximately $27.7 million for terminations related to a change in control and $8.8 million related to terminations in the absence of cause. Refer to Note 15 — "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our commitments related to employment agreements.

- We lease certain facilities and other properties under non-cancellable operating lease arrangements that expire at various dates through 2033. As of December 31, 2024, the total amount of our obligations under operating leases was $17.0 million. Refer to Note 10 — "Operating Leases" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our lease obligations and the timing of expected future payments, including a five-year maturity schedule.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements that have or are reasonably likely to have a material impact on our liquidity or capital resources.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP, and our significant accounting policies are discussed in Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenues, expenses and the related disclosures. Our assumptions, estimates and judgments are based on our historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. Management regularly reviews the accounting policies, estimates, assumptions and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have not made any material changes in our accounting methodologies used in prior years.

Accounting for Income Taxes

Our effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain.

We are also required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. A 0.5% change in our effective tax rate would have impacted our net income by approximately $0.3 million in 2024.

Refer to Note 7 — "Income Taxes" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the components of our income tax expense, as well as the temporary differences that exist as of December 31, 2024.

Goodwill Impairment

Goodwill is tested at the reporting unit level, which is generally an operating segment or one level below the operating segment level, where a business operates and for which discrete financial information is available and reviewed by segment management. We evaluate goodwill for impairment annually or more frequently whenever events or circumstances indicate that the fair value of a reporting unit is below its carrying value. We monitor the existence of potential impairment indicators throughout the year. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

When performing a quantitative assessment, we determine the fair value of our reporting units using widely accepted valuation techniques, including the discounted cash flow, guideline transaction and guideline company methods. These types of analyses contain uncertainties because the inputs require management to make significant assumptions and judgments including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and (6) market multiples. When performing a qualitative assessment, we assess qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

Refer to Note 8 — "Goodwill" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the valuation methodologies employed.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and the Board regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2024, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting, which is presented herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Kforce Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Deloitte & Touche LLP

Tampa, Florida
February 21, 2025

We have served as the Company's auditor since 2000.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years Ended December 31,	2024	2023	2022
Revenue	$1,405,308	$1,531,756	$1,710,765
Direct costs	1,019,863	1,104,690	1,209,658
Gross profit	385,445	427,066	501,107
Selling, general and administrative expenses	309,802	334,933	379,815
Depreciation and amortization	5,922	5,012	4,427
Income from operations	69,721	87,121	116,865
Other expense, net	2,097	1,871	14,423
Income from operations, before income taxes	67,624	85,250	102,442
Income tax expense	17,210	24,175	27,011
Net income	50,414	61,075	75,431
Other comprehensive loss:			
Change in fair value of interest rate swaps, net of tax	—	—	(615)
Comprehensive income	$ 50,414	$ 61,075	$ 74,816
Earnings per share — basic	$2.71	$3.18	$3.76
Earnings per share — diluted	$2.68	$3.13	$3.68
Weighted average shares outstanding — basic	18,574	19,188	20,054
Weighted average shares outstanding — diluted	18,811	19,507	20,503

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 349	$ 119
Trade receivables, net of allowances of $1,560 and $1,643, respectively	215,690	233,428
Prepaid expenses and other current assets	9,367	10,912
Total current assets	225,406	244,459
Fixed assets, net	7,723	9,418
Other assets, net	94,656	75,924
Deferred tax assets, net	5,009	3,138
Goodwill	25,040	25,040
Total assets	$ 357,834	$ 357,979
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 61,753	$ 64,795
Accrued payroll costs	38,823	33,968
Current portion of operating lease liabilities	3,038	3,589
Income taxes payable	8,843	623
Total current liabilities	112,457	102,975
Long-term debt — credit facility	32,700	41,600
Other long-term liabilities	58,059	54,324
Total liabilities	203,216	198,899
Commitments and Contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 15,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 250,000 shares authorized, 73,835 and 73,462 issued, respectively	738	734
Additional paid-in capital	543,109	527,288
Retained earnings	546,202	525,222
Treasury stock, at cost; 54,619 and 53,941 shares, respectively	(935,431)	(894,164)
Total stockholders' equity	154,618	159,080
Total liabilities and stockholders' equity	$ 357,834	$ 357,979

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common Stock	
	Shares	Amount
Balance, December 31, 2021	72,997	$730
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	245	2
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.20 per share)	—	—
Change in fair value of interest rate swap, net of tax of $209	—	—
Repurchases of common stock	—	—
Balance, December 31, 2022	73,242	732
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	220	2
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.44 per share)	—	—
Repurchases of common stock	—	—
Other	—	—
Balance, December 31, 2023	73,462	734
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	**373**	**4**
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.52 per share)	—	—
Repurchases of common stock	—	—
Balance, December 31, 2024	**73,835**	**$738**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders' Equity
			Shares	Amount	
$488,036	$ 621	$442,596	51,492	$(743,577)	$188,406
—	—	75,431	—	—	75,431
1,234	—	(1,236)	—	—	—
17,655	—	—	—	—	17,655
809	—	—	(17)	245	1,054
—	—	(24,027)	—	—	(24,027)
—	(615)	—	—	—	(615)
—	—	—	1,269	(75,706)	(75,706)
507,734	6	492,764	52,744	(819,038)	182,198
—	—	61,075	—	—	61,075
1,053	—	(1,055)	—	—	—
17,747	—	—	—	—	17,747
754	—	—	(18)	288	1,042
—	—	(27,562)	—	—	(27,562)
—	—	—	1,215	(75,414)	(75,414)
—	(6)	—	—	—	(6)
527,288	—	525,222	53,941	(894,164)	159,080
—	**—**	**50,414**	**—**	**—**	**50,414**
1,194	**—**	**(1,198)**	**—**	**—**	**—**
14,044	**—**	**—**	**—**	**—**	**14,044**
583	**—**	**—**	**(13)**	**215**	**798**
—	**—**	**(28,236)**	**—**	**—**	**(28,236)**
—	**—**	**—**	**691**	**(41,482)**	**(41,482)**
$543,109	**$ —**	**$546,202**	**54,619**	**$(935,431)**	**$154,618**

KFORCE INC. AND SUBSIDIARIES | 27

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 50,414	$ 61,075	$ 75,431
Adjustments to reconcile net income to cash provided by operating activities:			
Deferred income tax provision, net	(1,871)	1,647	3,081
Provision for credit losses	100	768	(126)
Depreciation and amortization	5,922	5,012	4,427
Stock-based compensation expense	14,044	17,747	17,655
Noncash lease expense	3,683	4,065	5,683
Loss on equity method investment	—	750	3,824
Reserve related to note receivable	—	—	1,925
Impairment of equity method investment	—	—	13,684
Other	(395)	724	141
(Increase) decrease in operating assets			
Trade receivables, net	17,638	35,301	(4,049)
Other assets	(8,789)	(1,304)	(9,199)
Increase (decrease) in operating liabilities			
Accrued payroll costs	5,653	(13,358)	(22,003)
Other liabilities	475	(20,962)	20,296
Payment of benefit under terminated pension plan	—	—	(19,965)
Cash provided by operating activities	86,874	91,465	90,805
Cash flows from investing activities:			
Capital expenditures	(7,573)	(7,763)	(8,109)
Proceeds received from company-owned life insurance	2,377	—	1,077
Premiums paid for company-owned life insurance	(2,368)	(1,408)	—
Proceeds from the sale of our joint venture interest	—	5,059	—
Note receivable issued to our joint venture	—	(750)	(6,750)
Equity method investment	—	—	(500)
Cash used in investing activities	(7,564)	(4,862)	(14,282)
Cash flows from financing activities:			
Proceeds from credit facility	301,000	594,400	38,200
Payments on credit facility	(309,900)	(578,400)	(112,600)
Repurchases of common stock	(41,938)	(75,024)	(74,913)
Cash dividends	(28,236)	(27,562)	(24,027)
Other	(6)	(19)	(51)
Cash used in financing activities	(79,080)	(86,605)	(173,391)
Change in cash and cash equivalents	230	(2)	(96,868)
Cash and cash equivalents at beginning of year	119	121	96,989
Cash and cash equivalents at end of year	$ 349	$ 119	$ 121
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income taxes, net	$ 9,777	$ 28,616	$ 16,579
Operating lease liabilities	4,733	5,232	6,992
Interest, net	1,989	897	885
Non-Cash Financing and Investing Transactions:			
ROU assets obtained from operating leases	$ 3,078	$ 4,378	$ 9,997
Unsettled repurchases of common stock	260	920	974
Employee stock purchase plan	798	1,042	1,054

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP") and the rules of the Securities and Exchange Commission (the "SEC"). Certain prior year amounts have been reclassified to conform with the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. References in this document to "Kforce," the "Company," the "Firm," "management," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical of these estimates and assumptions relate to the following: income taxes and the impairment of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Revenue Recognition

All of our revenue and trade receivables are generated from contracts with customers and our revenues are derived from U.S. domestic operations.

Revenue is recognized when the control of the promised services is transferred to our customers at an amount that reflects the consideration to which we expect to be entitled to in exchange for those services. Revenue is recorded net of sales or other transaction taxes collected from clients and remitted to taxing authorities.

For substantially all of our revenue transactions, we have determined that the gross reporting of revenues as a principal, versus net as an agent, is the appropriate accounting treatment because Kforce: (i) is primarily responsible for fulfilling the promise to provide the specified service to the customer; (ii) has discretion in selecting and assigning the temporary workers to particular assignments and engagements and establishing the bill and pay rates; and (iii) bears the risk and rewards of the transaction, including credit risk if the customer fails to pay for services performed.

Our integrated approach deploys highly skilled professionals on a temporary ("Flex") and permanent ("Direct Hire") basis.

Flex Revenue

Substantially all of our Flex revenue is recognized over time as temporary staffing services and managed solutions are provided by our consultants at the contractually established bill rates, net of applicable variable consideration, such as customer rebates and discounts. Reimbursements of travel and out-of-pocket expenses ("billable expenses") are also recorded within Flex revenue when incurred and the equivalent amount of expense is recorded in Direct costs in the Consolidated Statements of Operations and Comprehensive Income. We recognize revenue in the amount of consideration to which we have the right to invoice when it corresponds directly to the services transferred to the customer and satisfied over time.

Direct Hire Revenue

Direct Hire revenue is recognized at the agreed upon rate at the point in time when the performance obligation is considered complete. Our policy requires the following criteria to be met in order for the performance obligation to be considered complete: (i) the candidate accepted the position; (ii) the candidate resigned from their current employer; and (iii) the agreed upon start date falls within the following month. Because the client has accepted the candidate and can direct the use of and obtains the significant risk and rewards of the placement, we consider this point as the transfer of control to our client.

Variable Consideration

Transaction prices for Flex revenue include variable consideration, such as customer rebates and discounts. Management evaluates the facts and circumstances of each contract to estimate the variable consideration using the most likely amount method which utilizes management's expectation of the volume of services to be provided over the applicable period.

Direct Hire revenue is recorded net of a fallout reserve. Direct Hire fallouts occur when a candidate does not remain employed with the client through the respective contingency period (typically 90 days or less). Management uses the expected value method to estimate the fallout reserve based on a combination of past experience and current trends.

Payment Terms

Our payment terms and conditions vary by arrangement. The vast majority of our terms are typically less than 90 days, however, we have extended our payment terms beyond 90 days for certain of our customers. Generally, the timing between the satisfaction of the performance obligation and the payment is not significant and we do not currently have any significant financing components.

Unsatisfied Performance Obligations

We do not disclose the value of unsatisfied performance obligations for contracts if either the original expected length is one year or less or if revenue is recognized at the amount to which we have the right to invoice for services performed.

Contract Balances

We record accounts receivable when our right to consideration becomes unconditional and services have been performed. Other than our trade receivable balance, we do not have any material contract assets as of December 31, 2024 and 2023.

We record a contract liability when we receive consideration from a customer prior to transferring services to the customer. We recognize the contract liability as revenue after we have transferred control of the goods or services to the customer. Contract liabilities are recorded within Accounts payable and other accrued liabilities if expected to be recognized in less than one year and Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. We do not have any material contract liabilities as of December 31, 2024 and 2023.

Direct Costs

Direct costs are composed of all related costs of employment for consultants, including compensation, payroll taxes, certain fringe benefits and subcontractor costs. Direct costs exclude depreciation and amortization expense, which is presented on a separate line in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Associate and field management compensation, payroll taxes and fringe benefits are included in SG&A along with other customary costs such as administrative and corporate costs.

Commissions

Our associates place consultants on assignments and earn commissions as a percentage of revenue or gross profit pursuant to a commission plan. The amount of associate commissions paid increases as volume increases. Commissions are accrued at an amount equal to the percent of total expected commissions payable to total revenue or gross profit for the commission-plan period, as applicable. We generally expense sales commissions and any other incremental costs of obtaining a contract as incurred because the amortization period is typically less than one year.

Stock-Based Compensation Expense

Stock-based compensation expense is measured using the grant-date fair value of the award of equity instruments. The expense is recognized over the requisite service period and forfeitures are recognized as incurred. Excess tax benefits or deficiencies of deductions attributable to employees' vesting of restricted stock are reflected in Income tax expense in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Income Taxes

Income taxes are recorded using the asset and liability approach for deferred tax assets and liabilities and the expected future tax consequences of differences between carrying amounts and the tax basis of assets and liabilities. A valuation allowance is recorded unless it is more likely than not that the deferred tax asset can be utilized to offset future taxes.

Management evaluates tax positions taken or expected to be taken in our tax returns and records a liability (including interest and penalties) for uncertain tax positions. We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. The Company recognizes interest and penalties related to uncertain tax positions in Income tax expense in the accompanying Consolidated Statements of Operations and Comprehensive Income. There were no significant uncertain income tax positions for the year ended December 31, 2024 and 2023.

Cash and Cash Equivalents

All highly liquid investments with original maturity dates of three months or less at the time of purchase are classified as cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value because of the short-term nature of these instruments.

Trade Receivables and Related Reserves

Trade receivables are recorded net of allowance for credit losses. The allowance for credit losses is determined using the application of a current expected credit loss model, which measures expected credit losses based on relevant information, including historical experience, current conditions and reasonable and supportable forecasts.

We estimate and recognize lifetime expected losses, rather than incurred losses, which results in the earlier recognition of credit losses even if the expected risk of credit loss is remote. As part of our analysis, we apply credit loss rates to outstanding receivables by aging category. For certain clients, we perform a quarterly credit review, which considers the client's credit rating and financial position as well as our total credit loss exposure. Trade receivables are written off after all reasonable collection efforts have been exhausted.

Trade accounts receivable reserves as a percentage of gross trade receivables was less than 1% at both December 31, 2024 and 2023. Recoveries of trade receivables previously written off are recorded when received and are immaterial for the year ended December 31, 2024 and 2023.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the expected terms of the related leases. Upon sale or disposition of our fixed assets, the cost and accumulated depreciation are removed and any resulting gain or loss, net of proceeds, is reflected within SG&A in the Consolidated Statements of Operations and Comprehensive Income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If an analysis indicates the carrying amount of these long-lived assets exceeds the fair value, an impairment loss is recognized to reduce the carrying amount to its fair market value, as determined based on the present value of projected future cash flows.

Goodwill

Management has determined that the reporting units for the goodwill analysis is consistent with our reportable segments. We evaluate goodwill for impairment either through a qualitative or quantitative approach annually on October 1, or more frequently if an event occurs or circumstances change that indicate the carrying value of a reporting unit may not be recoverable. If we perform a quantitative assessment that indicates the carrying amount of a reporting unit exceeds its fair market value, an impairment loss is recognized to reduce the carrying amount to its fair market value. Kforce determines the fair market value of each reporting unit based on a weighting of the present value of projected future cash flows (the "income approach") and the use of comparative market approaches (the "market approach"). Factors requiring significant judgment include, among others, the assumptions related to discount rates, forecasted operating results, long-term growth rates, the determination of comparable companies and market multiples. Changes in economic and operating conditions or changes in Kforce's business strategies that occur after the annual impairment analysis may impact these assumptions and result in a future goodwill impairment charge, which could be material to our consolidated financial statements.

Equity Method Investment and Note Receivable

In June 2019, we entered into a joint venture whereby Kforce had a 50% noncontrolling interest in WorkLLama, which was accounted for as an equity method investment. Under the equity method, our carrying value included equity capital contributions, adjusted for our proportionate share of earnings or losses.

During the year ended December 31, 2022, we recognized an impairment loss of the full balance of the equity method investment of $13.7 million, which was recorded in Other Expense, net in the Consolidated Statements of Operations and Comprehensive Income.

On February 23, 2023, Kforce received $6.0 million in exchange for the sale of our 50% noncontrolling interest in WorkLLama to an unaffiliated third party and in full settlement of the outstanding balance of the promissory notes (the "Note Receivable") that were executed to our joint venture for a total of $4.8 million at December 31, 2022. These proceeds, net of customary transaction costs, amounted to $5.1 million and is presented in the investing section of the Consolidated Statements of Cash Flows.

Operating Leases

Kforce leases property for our field offices and corporate headquarters as well as certain office equipment, which limits our exposure to risks related to ownership. We determine if a contract or arrangement meets the definition of a lease at inception. We elected not to separate lease and non-lease components when determining the consideration in the contract. Right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at the commencement date. If there is no rate implicit in the lease, we use our incremental borrowing rate in the present value calculation, which is estimated using our collateralized borrowing rate and determined based on the terms of our leases and the economic environment in which they exist. Our lease agreements do not contain any material residual value guarantees or restrictive covenants.

ROU assets for operating leases, net of amortization, are recorded within Other assets, net and operating lease liabilities are recorded within current liabilities if expected to be recognized in less than one year and in Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. Operating lease additions are non-cash transactions and the amortization of the ROU assets is reflected as Noncash lease expense within operating activities in the Consolidated Statement of Cash Flows.

Our lease terms range from two to eleven years with a limited number of leases containing short-term renewal provisions that range from month-to-month to one year and some containing options to renew or terminate.

We elected the short-term practical expedient for leases with an initial term of 12 months or less and do not recognize ROU assets or lease liabilities for these short-term leases.

In addition to base rent, certain of our operating leases require variable payments of property taxes, insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred.

Capitalized Software

Kforce purchases, develops and implements software to enhance the performance of our technology infrastructure.

Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage are capitalized and classified as capitalized software. Capitalized software development costs and the associated accumulated amortization are included in Other assets, net in the accompanying Consolidated Balance Sheets. Amortization expense is computed using the straight-line method over the estimated useful lives of the software, which range from one to sixteen years. Amortization expense of capitalized software during the years ended December 31, 2024, 2023 and 2022 was $2.7 million, $1.9 million and $1.8 million, respectively.

Kforce also enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Certain implementation costs of cloud computing arrangements during the development stage are capitalized, which is consistent with the capitalization criteria used for internal use software. Capitalized costs are included in Other assets, net in the accompanying Consolidated Balance Sheets and within operating activities on the Consolidated Statement of Cash Flows. Capitalized cloud computing arrangement implementation costs are amortized using the straight-line method over the remaining term of the contract.

Health Insurance

Except for certain fully insured health insurance lines of coverage, Kforce retains the risk of loss for each health insurance plan both on a participant and aggregate basis. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and incurred but not reported claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure, including the extent of outstanding claims and expected changes in health insurance costs.

Legal Costs

Legal costs incurred in connection with loss contingencies are expensed as incurred.

Earnings per Share

Basic earnings per share is computed as net income divided by the weighted-average number of common shares outstanding ("WASO") during the period. WASO excludes unvested shares of restricted stock. Diluted earnings per share is computed by dividing net income by diluted WASO. Diluted WASO includes the effect of potentially dilutive securities, such as unvested shares of restricted stock using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive.

The following table provides information on potentially dilutive securities for the years ended December 31 (shares in thousands):

	2024	2023	2022
Common stock equivalents	**237**	319	449
Anti-dilutive shares	**209**	157	292

Treasury Stock

The Board may authorize share repurchases of our common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

Derivative Instrument

The Firm, from time to time, enters into forward starting interest rate swaps. The Firm evaluates the designation of the derivative instrument. Cash flow hedges would be recorded at fair value on the Consolidated Balance Sheets, and the changes in the fair value would be recorded as a component of Accumulated other comprehensive income/loss in the consolidated financial statements. Cash flows from these derivative instruments were classified in the Consolidated Statements of Cash Flows in the same category as the hedged item. The Firm did not have any outstanding interest rate swap derivative instruments as of December 31, 2024 and 2023.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.

• Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.

• Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

• Level 3 inputs include unobservable inputs that are supported by little, infrequent or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability.

Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying values of cash and cash equivalents, trade receivables, other current assets and accounts payable and other accrued liabilities approximate fair value because of the short-term nature of these instruments.

Rabbi trust assets are primarily comprised of marketable equity securities and the fair values are based on unadjusted, quoted prices in active markets, which are considered Level 1.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

New Accounting Standards

Recently Adopted Accounting Standards

In November 2023, the FASB issued guidance intended to improve reportable segment disclosure requirements through enhancements for significant segment expenses. These amendments clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. This guidance was effective for Kforce on January 1, 2024, and the presentation and disclosure requirements were applied retrospectively to our annual disclosures for the year ended December 31, 2024 and will apply to the interim disclosures beginning January 1, 2025. This new guidance will enhance our disclosures, but did not have a material effect on our consolidated financial statements.

Accounting Standards Not Yet Adopted

In October 2023, the FASB issued guidance for disclosure improvements in accordance with the SEC's simplification initiative. These amendments are intended to align FASB's accounting standards and eliminate disclosures that are "redundant, duplicative, overlapping, outdated, or superseded." The effective date for each amendment will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

In December 2023, the FASB issued guidance for disclosure improvements for income taxes. These amendments require the disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This guidance is effective for annual periods beginning after December 15, 2024. Early adoption of this guidance is permitted for annual financial statements that have not yet been issued, with prospective application required. We are adopting this standard effective January 1, 2025. This new guidance will enhance our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

In November 2024, the FASB issued guidance for disclosure improvements related to the disaggregation of income statement expenses. These amendments require the disaggregation of certain income statement expense captions in a tabular format within the footnotes of the financial statements. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption of this guidance is permitted and can be applied prospectively or retrospectively. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

2. REPORTABLE SEGMENTS

Kforce's two reportable segments are Technology and FA. Within each segment, we provide highly skilled professionals on a Flex and Direct Hire basis to our customers on traditional staffing engagements and increasingly, within our Technology segment, as a part of an overall solutions engagement. The chief operating decision-maker ("CODM"), our President and Chief Executive Officer, establishes the strategic direction of the Firm, its priorities and longer-term financial objectives. Our CODM is ultimately responsible for evaluating segment performance and making decisions regarding resource allocation. Our CODM evaluates performance based on, among others, revenue trends (relative to peers and market benchmarks) and segment gross profit, and other key leading indicators such as client visits, job order trends for traditional staffing assignments, opportunity pipeline reviews for solutions-oriented engagements, and trends in consultants on assignment. The CODM uses these financial metrics and productivity measures when making decisions about allocating capital and resources to the segments.

Segment gross profit is defined as segment revenue, less direct costs attributable to the reportable segment. The CODM is not provided income from operations or asset information by reportable segment as operations are largely combined.

The following table provides information on the operations of our segments (in thousands):

	Technology	FA	Total
2024			
Revenue	**$1,292,743**	**$112,565**	**$1,405,308**
Direct costs	**950,589**	**69,274**	**1,019,863**
Gross profit	**$ 342,154**	**$ 43,291**	**$ 385,445**
Less:			
Selling, general and administrative expenses			**309,802**
Depreciation and amortization			**5,922**
Other expense, net			**2,097**
Income from operations, before income taxes			**$ 67,624**
2023			
Revenue	$1,384,553	$147,203	$1,531,756
Direct costs	1,015,157	89,533	1,104,690
Gross profit	$ 369,396	$ 57,670	$ 427,066
Less:			
Selling, general and administrative expenses			334,933
Depreciation and amortization			5,012
Other expense, net			1,871
Income from operations, before income taxes			$ 85,250
2022			
Revenue	$1,507,627	$203,138	$1,710,765
Direct costs	1,085,705	123,953	1,209,658
Gross profit	$ 421,922	$ 79,185	$ 501,107
Less:			
Selling, general and administrative expenses			379,815
Depreciation and amortization			4,427
Other expense, net			14,423
Income from operations, before income taxes			$ 102,442

3. DISAGGREGATION OF REVENUE

The following table provides information about disaggregated revenue by segment and revenue type for the years ended December 31 (in thousands):

	Technology	FA	Total
2024			
Flex revenue	**$1,278,715**	**$ 97,729**	**$1,376,444**
Direct Hire revenue	**14,028**	**14,836**	**28,864**
Total Revenue	**$1,292,743**	**$112,565**	**$1,405,308**
2023			
Flex revenue	$1,366,095	$127,679	$1,493,774
Direct Hire revenue	18,458	19,524	37,982
Total Revenue	$1,384,553	$147,203	$1,531,756
2022			
Flex revenue	$1,476,055	$176,395	$1,652,450
Direct Hire revenue	31,572	26,743	58,315
Total Revenue	$1,507,627	$203,138	$1,710,765

4. ALLOWANCE FOR CREDIT LOSSES

The following table presents the activity within the allowance for credit losses on trade receivables for the years ended December 31, 2024 and 2023 (in thousands):

Allowance for credit losses, January 1, 2023	$1,006
Current period provision	768
Write-offs charged against the allowance, net of recoveries of amounts previously written off	(668)
Allowance for credit losses, December 31, 2023	1,106
Current period provision	**100**
Write-offs charged against the allowance, net of recoveries of amounts previously written off	**(290)**
Allowance for credit losses, December 31, 2024	**$ 916**

The allowances on trade receivables presented in the Consolidated Balance Sheets include $0.6 million and $0.5 million for reserves unrelated to credit losses at December 31, 2024 and 2023, respectively.

5. FIXED ASSETS, NET

The following table presents major classifications of fixed assets and related useful lives (in thousands, except useful lives):

December 31,	USEFUL LIFE	**2024**	2023
Furniture and equipment	2-10 years	**$ 5,166**	$ 4,971
Computer equipment	1-10 years	**6,082**	6,216
Leasehold improvements	1-10 years	**7,395**	7,672
Total fixed assets		**18,643**	18,859
Less accumulated depreciation		**(10,920)**	(9,441)
Total Fixed assets, net		**$ 7,723**	$ 9,418

Depreciation expense was $3.2 million, $3.1 million and $2.7 million during the years ended December 31, 2024, 2023 and 2022, respectively.

6. OTHER ASSETS, NET

Other assets, net consisted of the following (in thousands):

December 31,	2024	2023
Assets held in Rabbi Trust	$49,356	$40,389
Capitalized software, net [(1)]	29,090	16,434
ROU assets for operating leases, net	13,764	14,368
Other non-current assets	2,446	4,733
Total Other assets, net	$94,656	$75,924

(1) The increase in Capitalized software, net for the year ended December 31, 2024 relates to our back-office transformation program to enhance our technology capabilities to better support our clients, consultants and candidates. This balance includes $6.3 million related to capitalized implementation costs from cloud computing arrangements as of December 31, 2024. Accumulated amortization of capitalized software was $40.1 million and $37.6 million as of December 31, 2024 and 2023, respectively.

7. INCOME TAXES

The provision for income taxes consists of the following: (in thousands):

Years Ended December 31,	2024	2023	2022
Current tax expense:			
Federal	$14,067	$16,530	$17,535
State	5,014	5,998	6,400
Deferred tax expense	(1,871)	1,647	3,076
Total Income tax expense	$17,210	$24,175	$27,011

The provision for income taxes shown above varied from the statutory federal income tax rate as follows:

Years Ended December 31,	2024	2023	2022
Federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of Federal tax effect	5.6	6.0	5.4
Non-deductible compensation and meals and entertainment	1.8	2.3	2.5
Tax credits	(1.5)	(0.8)	(1.2)
Tax benefit from restricted stock vesting	(0.3)	(0.8)	(1.0)
Other	(1.2)	0.7	(0.3)
Effective tax rate	25.4%	28.4%	26.4%

The 2024 effective tax rate was favorably impacted by a reduction in nondeductible executive compensation, non-taxable proceeds from company-owned life insurance, and the recognition of research and development tax credits, as compared to 2023. The 2023 effective rate was unfavorably impacted by a lower Work Opportunity Tax Credit, a lower tax benefit from the vesting of restricted stock and higher non-deductible expenses, as compared to 2022.

Deferred tax assets and liabilities are composed of the following (in thousands):

December 31,	2024	2023
Deferred tax assets:		
Deferred compensation obligation	$ 6,549	$ 6,616
Operating lease liabilities	3,923	4,071
Research and development	2,027	—
Stock-based compensation	1,561	1,475
Accrued liabilities	995	1,345
Accounts receivable reserves	399	382
Other	8	8
Deferred tax assets	15,462	13,897
Deferred tax liabilities:		
Fixed assets	(3,700)	(4,307)
ROU assets for operating leases	(3,512)	(3,684)
Goodwill	(2,291)	(2,401)
Prepaid expenses	(513)	(367)
Other	(437)	—
Deferred tax liabilities	(10,453)	(10,759)
Valuation allowance	—	—
Total Deferred tax assets, net	$ 5,009	$ 3,138

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of temporary differences and projections of future taxable income) during the periods in which the related temporary differences will become deductible.

Kforce is periodically subject to IRS audits, as well as state and other local income tax audits for various tax years. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances concerning any future income tax audits.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2021.

8. GOODWILL

The following table presents the gross amount and accumulated impairment losses for each of our reporting units as of December 31, 2024, 2023 and 2022 (in thousands):

	Technology	FA	Total
Goodwill, gross amount	$ 156,391	$ 19,766	$176,157
Accumulated impairment losses	(139,357)	(11,760)	(151,117)
Goodwill, carrying value	$ 17,034	$ 8,006	$ 25,040

There was no impairment expense related to goodwill for each of the years ended December 31, 2024, 2023 and 2022.

Management performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2024 and 2023. For each of our reporting units, we assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting units was less than its carrying amount. Based on the qualitative assessments, management determined that it was more likely than not that the fair values of the reporting units were more than the carrying values at December 31, 2024 and 2023. A deterioration in any of the assumptions could result in an impairment charge in the future.

9. CURRENT LIABILITIES

The following table provides information on certain current liabilities (in thousands):

December 31,	2024	2023
Accounts payable	$38,315	$42,842
Deferred compensation payable	8,602	5,927
Customer rebates payable	6,556	7,327
Accrued liabilities	4,259	8,489
Accrued professional fees	4,021	210
Total Accounts payable and other accrued liabilities	$61,753	$64,795
Payroll and benefits	$32,990	$ 28,110
Health insurance liabilities	3,593	3,727
Payroll taxes	1,698	1,705
Workers' compensation liabilities	542	426
Total Accrued payroll costs	$38,823	$33,968

10. OPERATING LEASES

The following table presents weighted-average terms for our operating leases:

December 31,	2024	2023
Weighted-average discount rate	4.3%	4.0%
Weighted-average remaining lease term	6.0 years	6.5 years

The following table presents operating lease expense included in SG&A (in thousands):

December 31,	2024	2023
Lease Cost		
Operating lease expense	$4,344	$4,673
Short-term lease expense	1,265	1,396
Variable lease costs	934	1,093
Sublease income	(28)	(189)
Total operating lease expense	$6,515	$6,973

The following table presents the maturities of operating lease liabilities as of December 31, 2024 (in thousands):

2025	$ 3,617
2026	3,049
2027	2,662
2028	1,989
2029	1,384
Thereafter	4,257
Total maturities of operating lease liabilities	16,958
Less: imputed interest	2,062
Total operating lease liabilities	$14,896

11. EMPLOYEE BENEFIT PLANS

401(k) Savings Plans

The Firm maintains a qualified defined contribution 401(k) retirement savings plan for eligible employees. Assets of these plans are held in trust for the sole benefit of employees and/or their beneficiaries. Employer matching contributions are discretionary and are funded annually as approved by the Board. Kforce accrued matching 401(k) contributions of $2.1 million and $1.9 million as of December 31, 2024 and 2023, respectively.

Employee Stock Purchase Plan

Kforce's employee stock purchase plan allows all eligible employees to enroll each quarter to purchase Kforce's common stock at a 5% discount from its market price on the last day of the quarter. Kforce issued 13 thousand, 18 thousand, and 17 thousand shares of common stock at an average purchase price of $62.00, $57.13 and $63.37 per share during the years ended December 31, 2024, 2023 and 2022, respectively. All shares purchased under the employee stock purchase plan were settled using Kforce's treasury stock.

Deferred Compensation Plans

The Firm maintains various non-qualified deferred compensation plans, pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer all or part of their compensation to later years. These amounts are classified upon retirement or termination of employment in Accounts payable and other accrued liabilities if payable within the next year, or in Other long-term liabilities if payable after the next year, in the accompanying Consolidated Balance Sheets. At December 31, 2024 and 2023, amounts related to the deferred compensation plans included in Accounts payable and other accrued liabilities were $8.6 million and $5.9 million, respectively, and $46.2 million and $42.0 million was included in Other long-term liabilities at December 31, 2024 and 2023, respectively, in the Consolidated Balance Sheets. For the years ended December 31, 2024, 2023 and 2022, we recognized compensation expense for the plans of $1.3 million, $1.3 million and $0.5 million, respectively.

Kforce maintains a Rabbi Trust and holds life insurance policies on certain individuals to assist in the funding of the deferred compensation liability. If necessary, employee distributions are funded through proceeds from the sale of assets held within the Rabbi Trust. The balance of the assets held within the Rabbi Trust, including the cash surrender value of the Company-owned life insurance policies, was $49.4 million and $40.4 million as of December 31, 2024 and 2023, respectively, and is recorded in Other assets, net in the accompanying Consolidated Balance Sheets. As of December 31, 2024, the life insurance policies had a net death benefit of $168.0 million.

12. CREDIT FACILITY

On October 20, 2021, the Firm entered into an amended and restated credit agreement with Wells Fargo Bank, National Association, as administrative agent, Wells Fargo Securities, LLC, as lead arranger and bookrunner, Bank of America, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent, and the lenders referred to therein (the "Amended and Restated Credit Facility"). Under the Amended and Restated Credit Facility, the Firm has a maximum borrowing capacity of $200.0 million, which may, subject to certain conditions and the participation of the lenders, be increased up to an aggregate additional amount of $150.0 million (the "Commitment"). Borrowings under the credit facility are secured by substantially all of the tangible and intangible assets of the Firm. The maturity date of the Amended and Restated Credit Facility is October 20, 2026.

Revolving credit loans under the Amended and Restated Credit Facility bears interest at a rate equal to (a) the Base Rate (as described below) plus the Applicable Margin (as described below) or (b) the LIBOR Rate plus the Applicable Margin. Swingline loans under the Amended and Restated Credit Facility bears interest at a rate equal to the Base Rate plus the Applicable Margin. The Base Rate is the highest of: (i) the Wells Fargo Bank, National Association prime rate, (ii) the federal funds rate plus 0.50% or (iii) one-month LIBOR plus 1.00%, and the LIBOR Rate is reserve-adjusted LIBOR for the applicable interest period, but not less than zero. The Applicable Margin is based on the Firm's total leverage ratio. The Applicable Margin for Base Rate loans ranges from 0.125% to 0.500% and the Applicable Margin for LIBOR Rate loans ranges from 1.125% to 1.50%. The Firm pays a quarterly non-refundable commitment fee equal to the Applicable Margin on the average daily unused portion of the Commitment (swingline loans do not constitute usage for this purpose). The Applicable Margin for the commitment fee is based on the Firm's total leverage ratio and ranges between 0.20% and 0.30%.

The Firm is subject to certain affirmative and negative financial covenants including (but not limited to) the maintenance of a fixed charge coverage ratio of no less than 1.25 to 1.00 and the maintenance of a total leverage ratio of no greater than 3.50 to 1.00. The numerator in the fixed charge coverage ratio is defined pursuant to the Amended and Restated Credit Facility as earnings before interest expense, income taxes, depreciation and amortization, stock-based compensation expense and other permitted items pursuant to our Credit Facility (defined as "Consolidated EBITDA"), less cash paid for capital expenditures, income taxes and dividends. The denominator is defined as Kforce's fixed charges such as interest expense and principal payments paid or payable on outstanding debt other than borrowings under the Amended and Restated Credit Facility. The total leverage ratio is defined pursuant to the Amended and Restated Credit Facility as total indebtedness divided by Consolidated EBITDA. Our ability to make distributions or repurchases of equity securities could be limited if an event of default has occurred. Furthermore, our ability to repurchase equity securities in excess of $25.0 million over the last four quarters could be limited if (a) the total leverage ratio is greater than 3.00 to 1.00 and (b) the Firm's availability, inclusive of unrestricted cash, is less than $25.0 million. As of December 31, 2024, we are in compliance with all of our financial covenants contained in the Amended and Restated Credit Facility.

In June 2023, Kforce entered into the First Amendment to the Amended and Restated Credit Facility, by and among Wells Fargo, as administrative agent, and the lenders and financial institutions from time to time party thereto, to replace the LIBOR-based benchmark interest rates with SOFR-based benchmark interest rates.

As of December 31, 2024 and 2023, $32.7 million and $41.6 million was outstanding on the Amended and Restated Credit Facility, respectively. Kforce had $1.0 million and $1.2 million of outstanding letters of credit at December 31, 2024 and 2023, respectively, which pursuant to the Amended and Restated Credit Facility, reduces the availability of the borrowing capacity.

13. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following (in thousands):

December 31,	2024	2023
Deferred compensation payable—long term	$46,183	$42,025
Operating lease liabilities	11,858	12,275
Other long-term liabilities	18	24
Total Other long-term liabilities	$58,059	$54,324

14. STOCK-BASED COMPENSATION

On April 20, 2023, the Kforce shareholders approved the 2023 Stock Incentive Plan (the "2023 Plan"). The 2023 Plan allows for the issuance of stock options, stock appreciation rights ("SARs"), stock awards (including restricted stock awards ("RSAs") and restricted stock units ("RSUs")) and other stock-based awards, such as Performance-Based Awards (collectively referred to as "Restricted Stock"). The aggregate number of shares reserved under the 2023 Plan is approximately 3.2 million. Grants of an option or SARs reduce the reserve by one share, while a Restricted Stock award reduces the reserve by 2.72 shares. The 2023 Plan terminates on April 20, 2033.

During the years ended December 31, 2024, 2023 and 2022, stock-based compensation expense was $14.0 million, $17.7 million and $17.7 million, respectively, and is included in Selling, general and administrative expenses ("SG&A") in the Consolidated Statements of Operations and Comprehensive Income. The related tax benefit for the years ended December 31, 2024, 2023 and 2022 was $3.8 million, $4.8 million and $3.7 million, respectively.

Restricted Stock

Restricted Stock is granted to directors, executives and management either: for awards related to Kforce's annual long-term incentive ("LTI") compensation program, or as part of a compensation package for retention. The LTI award amounts are primarily based on Kforce's total shareholder return as compared to a predefined peer group. RSAs and RSUs granted during the year ended December 31, 2024 will vest ratably over a period of one to ten years.

RSAs contain the same voting rights as other common stock as well as the right to forfeitable dividends in the form of additional RSAs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. RSUs contain no voting rights, but have the right to forfeitable dividend equivalents in the form of additional RSUs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. The distribution of shares of common stock for each RSU, pursuant to the terms of the Kforce Inc. Director's Restricted Stock Unit Deferral Plan, can be deferred to a date later than the vesting date if an appropriate election was made. In the event of such deferral, vested RSUs have the right to dividend equivalents.

During the year ended December 31, 2024, management issued 87 thousand shares of performance-based restricted stock awards ("Performance-Based Awards") to certain leaders within the Firm. These Performance-Based Awards are subject to the achievement of certain financial goals as a condition of vesting ("performance goals") and will be measured over a 10-year period. The Performance-Based Awards become eligible to vest only if these performance goals are achieved and if the grantee remains continuously employed by us through the vesting date. We assess the probability of achieving the performance goals for each reporting period. Determining whether the performance goals will be achieved involves judgment, and the estimate of compensation cost may be revised periodically based on changes in the probability of achieving the performance goals. Revisions are reflected in the period in which the estimate is changed. If the performance goals are deemed unlikely to be met, no compensation cost is recognized and, to the extent previously recognized, compensation cost is reversed. Performance-Based Awards contain the same voting rights as other common stock as well as the right to forfeitable dividends in the form of additional restricted stock at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. No stock-based compensation expense related to these Performance-Based Awards was recognized during the year ended December 31, 2024.

The following table presents the Restricted Stock activity for the years ended December 31, 2024 (in thousands, except per share amounts):

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value	Total Instrinsic Value of Restricted Stock Vested
Outstanding at December 31, 2023	798	$60.80	
Granted	**396**	**$57.83**	
Forfeited	**(24)**	**$54.08**	
Vested	**(260)**	**$55.24**	**$15,106**
Outstanding at December 31, 2024	**910**	**$61.28**	

The weighted-average grant date fair value of restricted stock granted was $57.83, $64.97 and $55.85 during the years ended December 31, 2024, 2023 and 2022, respectively. The total intrinsic value of restricted stock vested was $15.1 million, $22.5 million and $23.7 million during the years ended December 31, 2024, 2023 and 2022, respectively.

The fair market value of Restricted Stock is determined based on the closing stock price of Kforce's common stock at the date of grant. RSAs and RSUs are amortized on a straight-line basis over the requisite service period. As of December 31, 2024, total unrecognized stock-based compensation expense related to restricted stock was $43.5 million, which is expected to be recognized over a weighted-average remaining period of 4.5 years.

15. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Kforce has various commitments to purchase goods and services in the ordinary course of business. These commitments are primarily related to software and online application licenses and hosting. As of December 31, 2024, these unconditional purchase obligations with an initial or remaining term in excess of one year were approximately $30.7 million and are expected to be paid as follows: $5.6 million in 2025; $8.9 million in 2026, $5.4 million in 2027, $2.3 million in 2028, $2.2 million in 2029, and $6.3 million in 2030 and beyond.

Employment Agreements

Kforce has employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a one-year to a three-year period after their employment ends under certain circumstances. Certain of the agreements also provide for a severance payment ranging from one to three times annual salary and one-half to three times average annual bonus if such an agreement is terminated without good cause by Kforce or for good reason by the executive subject to certain post-employment restrictive covenants. At December 31, 2024, our liability would be approximately $27.7 million if, following a change in control, all of the executives under contract were terminated without good cause by the employer or if the executives resigned for good reason and $8.8 million if, in the absence of a change in control, all of the executives under contract were terminated by Kforce without cause or if the executives resigned for good reason.

Litigation

We are involved in legal proceedings, claims and administrative matters that arise in the ordinary course of business, and we have made accruals with respect to certain of these matters, where appropriate, that are reflected in our consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, we have not yet determined that a loss is probable, or the amount of loss cannot be reasonably estimated. The outcome of any litigation is inherently uncertain, but we do not expect that these proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial statements; however, if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to additional liabilities that could have a material adverse effect on our financial position, results of operations or cash flows. Kforce maintains liability insurance that insures us against workers' compensation, personal and bodily injury, property damage, directors' and officers' liability, errors and omissions, cyber liability, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.



KFORCE

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman of the Board

Derrick D. Brooks
Executive Vice President,
Corporate & Community
Business Development,
Vinik Sports Group

Catherine H. Cloudman
President and
Chief Executive Officer,
CHC Advisors, LLC

Ann E. Dunwoody
General (Retired),
U.S. Army
President,
First 2 Four, LLC

Mark F. Furlong
President and
Chief Executive Officer (Retired),
BMO Harris Bank N.A.

Joseph J. Liberatore
President and
Chief Executive Officer,
Kforce Inc.

Randall A. Mehl
President and
Chief Investment Officer,
Stewardship Capital Advisors, LLC

Elaine D. Rosen
Nonexecutive Chair of the Board,
Assurant, Inc.
Lead Independent Director,
Kforce Inc.

N. John Simmons
Chief Executive Officer,
Growth Advisors, LLC

EXECUTIVE OFFICERS

Joseph J. Liberatore
President and
Chief Executive Officer

David M. Kelly
Chief Operating Officer and
Corporate Secretary

Jeffrey B. Hackman
Chief Financial Officer and
Assistant Corporate Secretary

Andrew G. Thomas
Chief Experience Officer

CORPORATE COUNSEL

Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
www.computershare.com/investor
Shareholder services:
1 (877) 373-6374

FORM 10-K AVAILABLE

A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to:

Michael R. Blackman
Chief Corporate
Development Officer

Kforce Inc.
1150 Assembly Drive
Suite 500
Tampa, Florida 33607

Or call Investor Relations:
1 (813) 552-2927

ANNUAL MEETING

The annual meeting of shareholders will be held on April 23, 2025 at 8:00 a.m. ET at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION

For a comprehensive profile of Kforce Inc., visit the Firm's website at: www.kforce.com.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the "Cautionary Note Regarding Forward-Looking Statements" contained in the introductory portion of our Annual Report on Form 10-K for the year ended December 31, 2024 for additional information regarding forward-looking statements.



Corporate Headquarters:
1150 Assembly Drive
Suite 500
Tampa, Florida 33607
(813) 552-5000

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